UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intercept Pharmaceuticals, Inc.
(Name of Subject Company)

Intercept Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
45845P108
(CUSIP Number of Class of Securities)
Jerome Durso
President and Chief Executive Officer
305 Madison Avenue
Morristown, NJ 07960
(646) 747-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Laura Knoll
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”). The address of Intercept’s principal executive office is 305 Madison Avenue, Morristown, NJ 07960, and its telephone number is (646) 747-1000.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Intercept’s common stock, par value $0.001 per share (the “Shares,” each, a “Share”). As of the close of business on October 3, 2023, there were 41,814,336 shares of Intercept common stock issued and outstanding.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of Intercept, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Interstellar Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”), to acquire all of the outstanding Shares (other than the Excluded Shares and the Dissenting Shares (as defined below)) of Intercept for a purchase price of $19.00 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Alfasigma and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 11, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Intercept’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of September 26, 2023, among Alfasigma, Purchaser and Intercept, pursuant to which, among other matters, after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Intercept (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Intercept continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Alfasigma, without a meeting or vote of stockholders of Intercept. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by (i) Intercept (or in its treasury), (ii) Alfasigma, Purchaser or any of their direct or indirect wholly-owned subsidiaries (the “Excluded Shares”) or (iii) stockholders of Intercept who have perfected their statutory rights of appraisal under the DGCL (the “Dissenting Shares”)), will each be converted into the right to receive the Offer Price (the “Merger Consideration”), payable to the holder thereof in cash, in each case without interest and subject to any withholding of taxes thereon. The treatment of equity awards under Intercept’s benefit plans is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Intercept

Executive Officers and Directors.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that there have been validly tendered and not validly withdrawn Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL) that, considered together with all other Shares (if any) beneficially owned by Alfasigma and its affiliates, represent one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the Merger Agreement not having been terminated in accordance with its terms; (iii) the expiration or termination of any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) the receipt of correspondence from the FDA acknowledging that Intercept’s proposed revised milestone for certain postmarketing requirements will be December 2023, which correspondence was received on October 3, 2023; and (v) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one minute after 11:59 p.m., Eastern Time on November 7, 2023, unless otherwise extended in accordance with the Merger Agreement (such date, the “Expiration Date”). The Expiration Date may be extended as follows: (i) if, on the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Alfasigma, if permitted under the Merger Agreement, then Purchaser may, in its discretion (and without the consent of Intercept or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer from time to time for: (A) any period required by applicable law or interpretation or position of the SEC, its staff or Nasdaq and (B) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act or any foreign antitrust laws has expired or been terminated; (iii) if, on the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, at the request of Intercept, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten (10) business days each, to permit such Offer Condition to be satisfied; and (iv) if, on the then-scheduled Expiration Date, all Offer Conditions have been satisfied or waived except the Minimum Condition, at the request of Intercept, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten (10) business days each, to permit such Minimum Condition to be satisfied (except that Purchaser is not required to extend the Offer pursuant to this clause (iv) on more than two occasions but may do so in its sole and absolute discretion). In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the termination of the Merger Agreement in accordance with its terms and (y) 11:59 p.m. Eastern Time on January 26, 2024 (the “End Date”) (provided that the End Date may be extended by a period of ninety (90) calendar days under certain circumstances as set forth in the Merger Agreement) (such earlier occurrence of (x) and (y), the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Intercept. Subject to the parties’ respective termination rights under the Merger Agreement, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Intercept.
As set forth in the Schedule TO, the address of the principal executive offices of Alfasigma and Purchaser is Via Ragazzi del ‘99, 5, 40133 — Bologna, Italy.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Intercept, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Intercept or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Alfasigma, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Intercept (the “Intercept Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Alfasigma and Purchaser and Their Affiliates
Merger Agreement
On September 26 2023, Intercept, Alfasigma and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Intercept, Alfasigma and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Intercept’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Intercept to Alfasigma and Purchaser and representations and warranties made by Alfasigma and Purchaser to Intercept. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Intercept, Alfasigma or Purchaser in Intercept’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Intercept to Alfasigma and Purchaser in connection with the signing of the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Intercept, Alfasigma and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Intercept, Alfasigma or Purchaser. Intercept’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration following the Effective Time, and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Intercept, Alfasigma, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Intercept’s public disclosure.
The foregoing summary and description of the material terms of the Merger Agreement, and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Confidentiality Agreement
Intercept and Alfasigma entered into a Confidentiality Agreement, dated July 10, 2023 (the “Confidentiality Agreement”), in connection with each party’s consideration of a potential negotiated transaction between the parties. Under the terms of the Confidentiality Agreement, Alfasigma agreed, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to Intercept, including the existence and subject matter of the discussions and negotiations concerning a potential negotiated transaction between the parties, without Intercept’s prior written consent, for a period lasting ten (10) years from the date of the Confidentiality Agreement. Alfasigma also agreed to abide by a standstill provision for a period of eighteen (18) months, which standstill restrictions may be waived by the Intercept Board or terminated under certain circumstances. For further discussion, see “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger.”
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Interests of Intercept Executive Officers and Directors
Certain of Intercept’s executive officers and directors have financial interests in the Transactions, that are different from, or in addition to, the interests of holders of Shares generally. The Intercept Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”
Intercept’s current executive officers are as follows:
Name	Position
Jerome Durso	President and Chief Executive Officer
Andrew Saik	Chief Financial Officer
Michelle Berrey	President of Research & Development and Chief Medical Officer
Linda Richardson	Chief Commercial Officer
Jared Freedberg	General Counsel
David Ford	Chief Human Resources Officer
Rocco Venezia	Chief Accounting Officer
Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If Intercept’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in connection with the closing of the Offer the same cash consideration on the same terms and conditions as the other stockholders of Intercept. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Intercept.
The following table sets forth the number of Shares beneficially owned as of October 3, 2023 by each of Intercept’s executive officers and directors (which, for this purpose, excludes Shares underlying Company Options (whether or not currently exercisable), Company PSUs and Company RSUs (each as defined below)) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Officer or Director	Number of Shares Beneficially Owned	Cash Consideration Payable in Respect of Shares ($)
Paolo Fundarò	35,794	680,086
Jerome Durso	51,815	984,485
Srinivas Akkaraju(1)	678,575	12,892,925
Luca Benatti	25,487	484,253
Daniel Bradbury(2)	31,360	595,840
Keith Gottesdiener	24,719	469,661
Nancy Miller-Rich	22,304	423,776
Mark Pruzanski	618,894	11,758,986
Dagmar Rosa-Bjorkeson	14,766	280,554
Gino Santini	23,645	449,255
Glenn Sblendorio	23,447	445,493
Andrew Saik	23,021	437,399
Michelle Berrey	28,349	538,631
Linda Richardson	16,706	317,414

Name of Officer or Director	Number of Shares Beneficially Owned	Cash Consideration Payable in Respect of Shares ($)
Jared Freedberg	20,685	393,015
David Ford	15,038	285,722
Rocco Venezia	10,782	204,858

(1)
Includes 640,688 shares held by Samsara BioCapital, L.P. Dr. Akkaraju is a managing member of Samsara BioCapital GP, LLC, the general partner of Samsara BioCapital, L.P. Dr. Akkaraju disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(2)
Includes 7,812 shares held by BioBrit, LLC. Mr. Bradbury and his spouse are the trustees and beneficiaries of a trust that is the sole member of BioBrit, LLC.

Treatment of Equity Awards in the Transactions
Company Options
The Merger Agreement provides that, except as otherwise agreed by Intercept, Alfasigma and Purchaser, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per Share exercise price that is less than $19, will be cancelled and converted into the right to receive a cash payment equal to (A) the excess of (x) $19 over (y) the exercise price payable per Share of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment. At the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per Share exercise price that is not less than $19, will be cancelled with no consideration payable in respect thereof.
The following table sets forth, for each of Intercept’s executive officers and directors, (i) the total number Shares subject to vested and unvested Company Options (based on Company Options outstanding and their vesting status as of October 3, 2023) which have a per Share exercise price that is less than $19, (ii) the weighted average exercise price per Share of such Company Options, and (iii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof. Cash consideration amounts reflected in the table may differ slightly from the gross cash consideration actually received by the applicable executive, due to rounding and the use of a weighted average exercise price per share for purposes of the valuation reflected in the table.
Name of Officer or Director	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options ($)
Paolo Fundarò	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Jerome Durso	26,643	14.44	121,492	116,957	17.24	205,832	327,324
Srinivas Akkaraju	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Luca Benatti	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Daniel Bradbury	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Keith Gottesdiener	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Nancy Miller-Rich	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Mark Pruzanski	0	—	0	0	—	0	0
Dagmar Rosa-Bjorkeson	24,603	16.94	50,563	18,453	11.70	134,677	185,240

Name of Officer or Director	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options ($)
Gino Santini	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Glenn Sblendorio	24,879	16.95	51,093	12,547	9.17	123,337	174,430
Andrew Saik	7,700	14.44	35,112	33,900	17.24	59,544	94,656
Michelle Berrey	7,700	14.44	35,112	33,900	17.24	59,544	94,656
Linda Richardson	7,700	14.44	35,112	29,900	17.09	57,144	92,256
Jared Freedberg	7,700	14.44	35,112	29,900	17.09	57,144	92,256
David Ford	4,943	14.44	22,540	22,357	17.27	38,588	61,128
Rocco Venezia	2,668	14.44	12,166	19,432	17.70	25,250	37,416
Company PSUs
The Merger Agreement also provides that, at the Effective Time, each restricted stock unit with respect to Shares subject to performance vesting conditions (a “Company PSU”) that is outstanding as of immediately prior to the Effective Time will be cancelled and the holder thereof will be entitled to receive a cash payment (without interest) equal to the product of (x) $19 and (y) the number of Shares subject to such Company PSU as of immediately prior to the Effective Time based upon the actual level of performance determined in accordance with the terms of the applicable Company PSU award agreement, less applicable taxes required to be withheld with respect to such payment. Under the Company PSU award agreements, in the event of a change in control (which will occur in connection with the Transactions), the performance period will end, and such Company PSUs will vest, if at all, based on Intercept’s total shareholder return relative to that of the Peer Group (as defined in the Company PSU award agreements) through the month preceding the month in which the change in control occurs.
The following table sets forth, for each of Intercept’s executive officers, (i) the total number of Shares subject to Company PSUs (assuming 100% performance for Company PSUs granted in 2021 and 150% performance for Company PSUs granted in 2022 and 2023 (which is the anticipated performance for such awards under their terms)) held by such individual as of October 3, 2023 and (ii) the estimated aggregate payment due with respect to such Company PSUs as a result of the Transactions. Non-employee directors do not hold Company PSUs.
Name of Officer	Number of Shares Subject to Company PSUs	Cash Consideration Payable in Respect of Shares Subject to Company PSUs ($)
Jerome Durso	497,750	9,457,250
Andrew Saik	37,500	712,500
Michelle Berrey	37,500	712,500
Linda Richardson	42,950	816,050
Jared Freedberg	33,750	641,250
David Ford	33,800	642,200
Rocco Venezia	20,100	381,900
Company RSUs
The Merger Agreement also provides that, at the Effective Time, each restricted stock unit with respect to Shares other than a Company PSU (each such award, which vests based on continued service, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time will be converted into the contingent right to receive a cash payment (without interest) equal to the product of (x) $19 and (y) the number of Shares subject to such Company RSU as of immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment (the “Company RSU Consideration”). Subject to the applicable holder’s continued service with Alfasigma and its affiliates (which will include Intercept following the Effective Time), the Company RSU Consideration will vest and become payable in accordance with vesting schedule (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable Company RSUs immediately prior to the Effective Time. The Company RSU Consideration shall otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time, except for terms rendered inoperative by reason of the Transactions.
The following table sets forth, for each of Intercept’s executive officers and directors, (i) the total number of Shares subject to Company RSUs held by such individual as of October 3, 2023 and (ii) the estimated aggregate payment due with respect to such Company RSUs as a result of the Transactions, assuming full vesting of the applicable Company RSU Consideration following the Effective Time in accordance with the existing vesting schedule.
Name of Officer or Director	Number of Shares Subject to Company RSUs	Cash Consideration Payable in Respect of Shares Subject to Company RSUs ($)
Paolo Fundarò	8,111	154,109
Jerome Durso	102,825	1,953,675
Srinivas Akkaraju	8,111	154,109
Luca Benatti	8,111	154,109
Daniel Bradbury	8,111	154,109
Keith Gottesdiener	8,111	154,109
Nancy Miller-Rich	8,111	154,109
Mark Pruzanski	0	0
Dagmar Rosa-Bjorkeson	11,625	220,875
Gino Santini	8,111	154,109
Glenn Sblendorio	8,111	154,109
Andrew Saik	45,244	859,636
Michelle Berrey	51,790	984,010
Linda Richardson	26,585	505,115
Jared Freedberg	36,529	694,051
David Ford	21,400	406,600
Rocco Venezia	14,669	278,711
Cash Long-Term Incentives
Intercept has also granted cash long-term incentives to certain of its executive officers. The terms of these awards provide that in connection with the Transactions, the vesting conditions of these awards will be deemed to have been satisfied, with the applicable performance goals deemed to have been satisfied at the target level (or, if greater and if so determined by the Intercept Board, the actual level of performance) and participants will be paid out the corresponding award value. The following table sets forth, for each of Intercept’s executive officers, the cash long-term incentive which would be payable to such individual at the anticipated applicable levels of performance for such awards (assuming 125% performance for awards granted in 2022 and 100% performance for awards granted in 2023).

Name of Officer	Estimated Payment for Long-Term Cash Incentives ($)
Jerome Durso	2,250,000
Andrew Saik	1,225,000
Michelle Berrey	2,225,000
Linda Richardson	1,025,000
Jared Freedberg	1,025,000
David Ford	562,500
Rocco Venezia	562,500
Annual Bonus Treatment
The parties intend that Intercept’s annual bonus for 2023 will be paid out based on actual performance in the ordinary course of business consistent with past practice in the first quarter of 2024, generally subject to the participant’s continued employment through the payment date (except in the case of certain qualifying terminations; qualifying terminations occurring in 2023 will result in a pro-rata payout). For illustrative purposes, the following table sets forth, for each of Intercept’s executive officers, the 2023 annual bonus which would be payable to such individual at a performance level of 125% of target.
Name of Officer	2023 Annual Bonus at Assumed 125% Performance Level
Jerome Durso	658,743
Andrew Saik	320,450
Michelle Berrey	404,625
Linda Richardson	323,700
Jared Freedberg	311,350
David Ford	292,500
Rocco Venezia	252,743
Executive Employment Arrangements
Intercept has entered into individual agreements with its executive officers which contain provisions relating to benefits in connection with a qualifying termination of employment which occurs in connection with a change of control, as defined in the agreements (which will occur in connection with the Transactions) (such arrangements, the “Executive Employment Arrangements”).
Under Mr. Durso’s employment agreement, if in anticipation of, within three (3) months before or within twelve (12) months following a change of control, (a) Intercept elects not to renew his employment agreement, (b) he is terminated by Intercept without cause, or (c) he resigns for Good Reason (as defined in the agreement), then Mr. Durso will be entitled to receive the following benefits: (i) accrued but unpaid salary (including payment of accrued but unused vacation days), any other accrued benefits under Intercept’s benefit plans or his employment agreement and his target bonus for the prior year if earned but unpaid; (ii) cash severance equal to twenty-four (24) months of base salary and twice his target annual cash incentive bonus (payable in a lump sum); (iii) continued health benefits for up to twenty-four (24) months; and (iv) vesting of all unvested equity awards.
Under the employment agreements for each executive officer other than Mr. Durso, if within twelve (12) months following a change in control, (a) Intercept elects not to renew the employment agreement, (b) the officer is terminated by Intercept without cause, or (c) the officer resigns for Good Reason (as defined in the applicable agreement), then the officer will be entitled to receive the following benefits: (i) accrued but unpaid salary (including payment of accrued but unused vacation days) and any other accrued benefits under Intercept’s benefit plans or such officer’s employment agreement; (ii) cash severance equal to twelve

(12) months of current base salary (payable in a lump sum); (iii) continued health benefits for up to twelve (12) months; and (iv) vesting of all unvested time-based equity awards. Estimated potential severance payments for Intercept’s named executive officers are set forth below in “Item 8. Additional Information — Golden Parachute Compensation.”
The following table sets forth the estimated cash severance payments and the value of benefits payable pursuant to the Executive Employment Arrangements with executives other than our named executive officers, assuming each executive experiences a qualifying termination of employment immediately following the closing of the Transactions.
Name	Cash Severance ($)	Value of Benefit Continuation ($)
David Ford	468,000	39,361
Rocco Venezia	404,390	24,960
Future Employee Arrangements
It is possible that continuing Intercept employees, including the executive officers, will enter into new compensation arrangements with Alfasigma or its affiliates. Such arrangements may include agreements regarding future terms of employment, compensation or benefits. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Alfasigma and/or its affiliates have been established.
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its officers and directors, provisions expanding the scope of indemnification beyond that specifically provided by current law.
Intercept’s restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability imposed by applicable law (i) due to breach of the director’s duty of loyalty to Intercept or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 or successor provisions of the DGCL. or (iv) for any transaction from which the director derived an improper personal benefit. Accordingly, Intercept’s directors generally will not be personally liable for monetary damages for breach of their fiduciary duty as directors if such director acted in good faith.
In addition, Intercept’s restated certificate of incorporation states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Intercept’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Intercept’s restated certificate of incorporation also provides that Intercept shall indemnify its directors and officers to the fullest extent permitted by law.
The Merger Agreement provides for indemnification (including advancement of expenses and exculpation) in favor of Intercept’s current and former directors and officers with respect to acts or omissions occurring at or prior to the Effective Time. Specifically, for a period of six (6) years from the Effective Time, Alfasigma must, and must cause the Surviving Corporation to, indemnify and hold harmless each individual who was as of September 26, 2023, or who becomes prior to the Effective Time, a director or officer of Intercept or any of its subsidiaries or who was as of September 26, 2023, or who thereafter commences prior to the Effective Time, serving at the request of Intercept or any of its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Intercept or any of its subsidiaries or is or was serving at the request of Intercept or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to the advancement of expenses incurred in defense thereof from Alfasigma or any of its subsidiaries provided that the Indemnified Person to whom expenses are advanced provides an undertaking to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified pursuant to terms described in the preceding sentence and (y) the Indemnified Persons and Alfasigma must, and Alfasigma must cause its subsidiaries to, reasonably cooperate in the defense of any such matter.
The Merger Agreement provides that, prior to the date on which the closing of the Merger occurs (the “Closing Date”), Intercept must use its reasonable best efforts to purchase “tail” directors’ and officers’ insurance for Intercept and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of Intercept and its subsidiaries, such “tail” insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of Intercept and its subsidiaries, in each case with respect to claims arising from facts or events that existed or occurred at or before the Effective Time, except that the aggregate premium for any such “tail” insurance may not exceed 300% of the aggregate annual premium most recently paid by Intercept and its subsidiaries prior to September 26, 2023 (the “Maximum Amount”). Alfasigma must cause the Surviving Corporation to maintain such insurance in full force and effect and continue to honor the obligations thereunder. If Intercept fails to purchase such insurance prior to the Closing Date, for a period of six (6) years from and after the Effective Time, Alfasigma and the Surviving Corporation must either cause to be maintained in effect the current policies of directors’ and officers’ insurance maintained by or for the benefit of Intercept and its subsidiaries or purchase substitute policies for Intercept and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of Intercept and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of Intercept and its subsidiaries with respect to claims arising from facts or events that existed or occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best), except that Alfasigma and the Surviving Corporation will not be required to pay with respect to such insurance more than the Maximum Amount. If the Surviving Corporation is unable to obtain the coverage described in the preceding sentence, it must obtain as much comparable coverage as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount.
The rights to indemnification (including advancement of expenses and exculpation) described above are intended to be for the benefit of, and will be enforceable by, each Indemnified Person and the heirs, successors, assigns and representatives thereof, each in their capacities as such, and are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Indemnified Person may have by contract or otherwise. Unless required by applicable law, the section of the Merger Agreement providing for the above-described rights to indemnification (including advancement of expenses and exculpation) may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the Intercept Board
At a meeting held on September 26, 2023, the Intercept Board (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Intercept and its stockholders, (ii) declared it advisable for Intercept to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intercept of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL, and (v) agreed to recommend that Intercept’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Intercept Board, Intercept management, Intercept’s advisors, Alfasigma, the board of directors of Alfasigma (the “Alfasigma Board”), Alfasigma management, Alfasigma’s advisors or any other person.
Intercept regularly meets with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other strategic transactions. The Intercept Board also periodically evaluates Intercept’s historical performance, future growth prospects and long-term strategic plan and considers various strategic opportunities available to Intercept as well as ways to enhance shareholder value and Intercept’s performance and prospects, including in light of the business, competitive, regulatory, financing and economic environment and developments in Intercept’s industry. These reviews have included discussions as to whether Intercept should continue to execute on its strategy as a stand-alone company, pursue various partnerships, collaborations or licensing arrangements, seek to improve its capital structure or pursue a sale of the entire company or part of the company. As part of these reviews, the Intercept Board has considered what would offer the best avenue to enhance shareholder value along with the potential benefits and risks of any potential alternative.
Beginning in the fourth quarter of 2021, at the direction of the Intercept Board, Intercept management began exploring a potential divestiture of Intercept’s international business, during which Intercept reached out to a targeted number of pharmaceutical companies to assess their interest in such a transaction (the “Ex-U.S. Transaction”).
In May 2022, upon the approval of the Intercept Board, Intercept entered into an agreement with Advanz Pharma for the sale of Intercept’s commercial operations outside of the United States and out-licensing of the right to commercialize Ocaliva for primary biliary cholangitis (“PBC”) and obeticholic acid (“OCA”) for nonalcoholic steatohepatitis (“NASH”) outside of the United States, a transaction which closed in July 2022.
In July and August 2022, an Intercept senior executive and a senior executive of Party A held several discussions regarding potential business relationships between Intercept and Party A. The senior executive of Party A expressed potential interest in an acquisition of Intercept and indicated that Party A would contact Intercept if Party A was indeed interested in submitting a proposal.
On November 8, 2022, Party A submitted a proposal to acquire Intercept for $20.00 per share in cash, plus a contingent value right of $2.00 per share in cash payable upon the U.S. Food and Drug Administration (“FDA”) approval of Ocaliva for NASH prior to December 31, 2023. After discussion between Intercept management and the chairman of the Intercept Board, Intercept conveyed to Party A that its proposal did not present sufficient value with respect to Intercept’s NASH program at that time to merit further discussion or allow Party A to conduct due diligence. Party A was one of the parties contacted by Intercept in July 2023 and submitted a proposal to acquire Intercept in August 2023 in the potential sale process as described below.
On April 26, 2023, the chief executive officer of Party B requested a conversation with Mr. Jerome Durso, Chief Executive Officer of Intercept, regarding potential business opportunities between the two companies, but the parties agreed to defer further discussions until after the upcoming FDA advisory committee meeting to review OCA as a treatment for pre-cirrhotic liver fibrosis due to NASH.
On May 2, 2023, the Intercept Board held a meeting, also attended by Intercept management and representatives of Barclays Capital Inc. (“Barclays”). Intercept had consulted with Barclays from time to time on strategic advisory matters and a Barclays representative had previously worked with Intercept in connection with the Ex-U.S. Transaction at a different investment bank. The Intercept Board discussed with Intercept management and representatives of Barclays the near-term events that could impact Intercept’s share price, including Intercept’s fixed dose combination product of OCA and bezafibrate (the “Combination Product”) that was under development and the result of the upcoming FDA advisory committee meeting and FDA decision with respect to Intercept’s NASH program. Representatives of Barclays then presented certain companies that were interested in therapies in treating PBC and/or NASH and could be potential counterparties in a strategic transaction involving Intercept. Representatives of Barclays presented a series of illustrative valuation analyses based on various scenarios, one of which was a “no-NASH” scenario that attributed 0% probability of success to the company’s NASH program. The valuation analysis with respect to the “no-NASH” scenario was based on preliminary projected financial information developed by Intercept management, and featured revenue projections that were substantially similar to Case A of the August Projections, as further described in the section below entitled “— Certain Financial Projections.” The preliminary projected “no-NASH” financial information was developed from an asset valuation perspective and did not reflect assumptions customized for a stand-alone public company, and thus the illustrative valuation analyses performed by Barclays based on the preliminary projected “no-NASH” financial information were not comparable to later analyses performed by Barclays or Centerview Partners LLC (“Centerview”).
On May 4, 2023, the Intercept Board held a meeting, also attended by Intercept management. Intercept management discussed with the Intercept Board contingency plans and preparations in the event that Intercept’s new drug application for OCA as a treatment for pre-cirrhotic liver fibrosis due to NASH failed to receive FDA approval, including the potential restructuring of Intercept’s operations and strategic options regarding a potential transaction. Intercept management also presented a list of potential counterparties that could be interested in a potential transaction involving Intercept. After discussion, the Intercept Board agreed that Intercept should explore strategic options in the event that the FDA did not approve OCA as a treatment for pre-cirrhotic liver fibrosis due to NASH, which options would include a merger or other business combination or sale of the entire company.
On May 19, 2023, the FDA held an advisory committee meeting to review OCA as a treatment for pre-cirrhotic liver fibrosis due to NASH. The vote of the advisory committee was negative. Intercept issued a press release announcing the negative advisory committee vote.
On May 22, 2023, the chief executive officer of Party C contacted Mr. Durso and indicated that Party C would be interested in exploring further business opportunities between the two companies. Previously in October 2022, Party C and Intercept entered into a confidentiality agreement for purposes of discussing a potential R&D collaboration, but the parties only had limited discussions with no proposals being submitted.
On May 26, 2023, the chief executive officer of Party B and Mr. Durso had a conversation, during which the chief executive officer of Party B expressed interest in a potential transaction involving Intercept. Party B was one of the parties contacted by Intercept in July 2023 in the potential sale process as described below, but Party B did not make a proposal to Intercept.
On May 31, 2023, Party C and Intercept amended their existing confidentiality agreement to expand the scope of the confidentiality agreement for purposes of exploring a range of business relationships, including a potential M&A transaction. The amended confidentiality agreement did not contain a standstill provision. Party C was not one of the parties Intercept reached out to in July 2023 as part of the potential sale process described below because any M&A transaction between Party C and Intercept would have to consist of stock consideration due to Party C’s size and available financial resources, and Intercept management did not view Party C’s recent trading prices favorably in comparison to the long-term prospects for Party C’s business or view the combination of Intercept and Party C as a compelling strategic fit. Party C did not submit any proposal to Intercept with respect to a potential M&A transaction.
On June 5, 2023, the Intercept Board held a meeting, also attended by Intercept management. The Intercept Board discussed the proposed discontinuation of Intercept’s NASH program and other operational adjustments in the event that Intercept received a complete response letter from the FDA following the negative FDA advisory committee vote on May 19, 2023. The Intercept Board also discussed strategic alternatives in light of the potential discontinuation of the NASH program, including continuing to execute Intercept’s long-term plan as a stand-alone company. Intercept management discussed with the Intercept Board recent expressions of inbound interest received from third parties with respect to a potential strategic transaction since the FDA advisory committee meeting on May 19, 2023, and the potential engagement of Barclays and Centerview (with which Intercept had consulted from time to time on strategic advisory matters) as Intercept’s financial advisors in connection with any discussion and evaluation of a potential strategic transaction. Intercept management also presented a list of potential counterparties that could be interested in a strategic transaction involving Intercept.

On June 15, 2023, Intercept entered into an engagement letter with Barclays. Barclays also delivered its relationship disclosure with respect to Alfasigma and certain other potential counterparties for a strategic transaction, which was provided to the Intercept Board.
Also on June 15, 2023, a representative of Party D contacted a representative of Intercept and expressed interest in a potential transaction involving Intercept.
On June 22, 2023, Intercept received a complete response letter from the FDA determining that Intercept’s new drug application for OCA as a treatment for pre-cirrhotic liver fibrosis due to NASH could not be approved in its current form. Intercept issued a press release announcing the receipt of the complete response letter and the FDA’s negative determination.
On June 23, 2023, Intercept announced the discontinuation of all NASH-related investment and a cost-cutting restructuring.
Also on June 23, 2023, a member of the Alfasigma Board contacted the chairman of the Intercept Board and expressed interest in a potential transaction involving Intercept.
On June 26, 2023, Intercept entered into an engagement letter with Centerview. Centerview previously delivered its relationship disclosure with respect to Alfasigma and certain other potential counterparties for a strategic transaction, which was provided to the Intercept Board.
In the weeks following the June 5, 2023 meeting of the Intercept Board, Intercept management communicated with members of the Intercept Board about outreach to potentially interested parties to be conducted by Barclays and Centerview.
Between July 5 and July 25, 2023, Centerview and Barclays contacted 18 potential counterparties at the direction of Intercept management to assess their interest in a potential strategic transaction involving Intercept. The 18 counterparties were reviewed by the Intercept Board at its meetings previously and were viewed as most likely to be interested in such a potential transaction. 7 of the 18 parties expressed interest in engaging in further discussions, including Alfasigma, Parties A, B, D, E, F and G (collectively, the “Interested Parties”). The remaining 11 parties declined interest.
Between July 10 and July 27, 2023, Intercept entered into confidentiality agreements with the Interested Parties. All of these confidentiality agreements contained standstill provisions, which ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions.
Between July 20 and August 1, 2023, Intercept management made presentations based on non-public diligence information to the Interested Parties, as well as Party C. Other than the presentation made to Party C, all the management presentations included the Seller Projections, which were non-risk adjusted and are more fully described in the section entitled “— Certain Financial Projections.” Intercept did not provide Party C with the Seller Projections because, as explained above, any M&A transaction between Party C and Intercept would have to consist of stock consideration due to Party C’s size and available financial resources, and Intercept management did not view Party C’s recent trading prices favorably in comparison to the long-term prospects for Party C’s business or view the combination of Intercept and Party C as a compelling strategic fit.
Between July 20 and August 14, 2023, Intercept provided limited confidential due diligence materials, where requested, to the parties that received management presentations to assist with their evaluation and submission of proposals for a potential transaction involving Intercept.
Between July 25 and July 31, 2023, Barclays and Centerview distributed process letters to the Interested Parties at the direction of Intercept management, requesting that they submit a proposal by August 15, 2023.
On July 28, 2023, the Intercept Board held a meeting, also attended by Intercept management and representatives from Barclays and Centerview. At this meeting, representatives from Barclays and Centerview provided an update regarding developments with respect to discussions of a potential transaction. At this meeting, Mr. Gino Santini also disclosed to the Intercept Board that he was being considered for a director seat at the Alfasigma Board.

After the July 28, 2023 Intercept Board meeting, Mr. Santini further discussed his potential conflict of interest with the chairman of the Intercept Board and it was determined that Mr. Santini would be excluded from future updates and deliberations related to the sale process. Therefore, Mr. Santini did not participate in any subsequent meetings of the Intercept Board or the Business Development Committee (as described below). References to “Intercept Board” used in this section hereinafter shall mean all the members of the board of directors of Intercept excluding Mr. Santini.
Between August 3 and August 4, 2023, representatives of Alfasigma held multiple discussions with representatives of Intercept regarding various due diligence topics.
On August 9, 2023, the Intercept Board executed a unanimous written consent to approve the new members of the Business Development Committee of the Intercept Board (the “Business Development Committee”), consisting of Ms. Nancy Miller-Rich, Dr. Srinivas Akkaraju, Mr. Daniel Bradbury, Ms. Dagmar Rosa-Bjorkeson and Mr. Glenn Sblendorio, for the purpose of facilitating the efficient involvement of the Intercept Board in the review, evaluation and negotiation of a potential strategic transaction involving Intercept. The Business Development Committee had been used from time to time in the past by the Intercept Board for the purpose of facilitating the Intercept Board’s consideration of strategic opportunities, such as partnership, collaboration, licensing or other strategic transactions.
On August 10, 2023, the Business Development Committee held a meeting, also attended by other members of the Intercept Board, Intercept management and representatives from Barclays and Centerview. Intercept management provided the Business Development Committee with preliminary financial projections based on a range of potential scenarios, reflecting different assumptions around key risks and opportunities facing Intercept, including the market conditions for Ocaliva for PBC, the potential competition from existing therapies and companies developing therapies to treat PBC and the probability of success for the Combination Product currently being developed. For a description of the financial projections presented at this meeting, which are referred to as the August Projections, please see the section entitled “— Certain Financial Projections.” The Business Development Committee discussed the potential risks and opportunities associated with the different scenarios. Representatives of Barclays and Centerview also presented preliminary financial analyses based on the different scenarios provided by Intercept management. The Business Development Committee instructed management to continue to develop the financial projections of Intercept on a stand-alone basis.
By August 15, 2023, three of the parties that received a process letter Parties B, F and G declined interest in further pursuing a transaction involving Intercept.
On August 15, 2023, Intercept received non-binding proposals from the other four parties that received the process letters. Alfasigma proposed an acquisition of all outstanding common stock of Intercept for $16.75 per share in cash. Party A and Party D proposed an acquisition of all outstanding common stock of Intercept for $14.00 and $14.50 per share in cash, respectively. Party E proposed an acquisition of all outstanding common stock of Intercept for $12.00 per share in cash, plus one contingent value right of $2.00 per share payable upon the FDA approval of the Combination Product in any indication on or before December 31, 2028, plus one additional contingent value right of $2.00 per share payable if the Combination Product achieves greater than $300 million in net sales during a single calendar year in any of the three calendar years subsequent to its approval and occurring on or before December 31, 2031.
On August 19, 2023, the Business Development Committee held a meeting, also attended by other members of the Intercept Board, Intercept management and representatives from Barclays, Centerview and Skadden, Arps, Slate, Meagher & Flom LLP, Intercept’s outside M&A counsel (“Skadden”). Intercept management and representatives of Barclays and Centerview discussed the four proposals received on August 15, 2023. The Business Development Committee discussed the identities of the four parties that submitted proposals and their respective financial resources for consummating the transactions as proposed. The Business Development Committee also discussed strategic alternatives in light of these proposals, including continuing to execute Intercept’s long-term plan as a stand-alone company, taking into account the execution risks associated with the stand-alone plan, the impact of the discontinuation of Intercept’s NASH program and potential competition from existing therapies and companies developing new therapies to treat PBC, the risks associated with fulfilling the postmarketing requirements in order to maintain the FDA approval of Ocaliva for PBC, the market conditions for Ocaliva for PBC, the impact of any potential safety and labeling changes on sales of Ocaliva, the ability to obtain or maintain orphan drug exclusivity for Intercept’s products or product candidates, the probability of success for the Combination Product currently being developed and the associated risks and potential opportunities, potential catalysts to improve Intercept’s stock performance in the near term, the capital investment and cash flows required for Intercept to continue executing its stand-alone plan and the potential risks associated with pausing the sale process until a later time. The Business Development Committee also discussed with representatives of Barclays and Centerview the landscape of potentially interested parties beyond those already contacted and the likelihood that there would be interest at values exceeding those proposed by the four parties that had submitted proposals, and the risks of leak and disruption to the existing process or to Intercept’s employees and business if Intercept conducted additional proactive outreach. After discussion, the Business Development Committee determined not to conduct any additional outreach at such time. Representatives of Barclays and Centerview also reviewed the different scenarios provided by Intercept management that had been presented at the August 10, 2023 Business Development Committee meeting and preliminary financial analyses implied by these different scenarios. The members of the Intercept Board present at the meeting instructed management to prepare a single case for the financial projections that best captured management’s view of the market and regulatory risks facing the business.
After discussion, the Intercept Board determined that management should continue to progress the current sale process and to obtain the highest possible offers from the four parties that submitted proposals. The Intercept Board instructed Barclays and Centerview to convey to Alfasigma, Party A and Party D that they have been selected to advance to the next round of the bidding process, but that their proposals were insufficient and each of them needed to significantly improve its proposal. The Intercept Board instructed Barclays and Centerview to convey to Party E that its proposal was insufficient and it would not advance to the next round of the bidding process unless it could significantly improve its proposal.
On August 21, 2023, consistent with the Intercept Board’s instructions, representatives from Barclays and Centerview delivered to the respective representatives of Alfasigma, Party A and Party D the message that they were selected by the Intercept Board to proceed to the next round of the bidding process, but their proposals were insufficient and each of them needed to significantly improve its proposal. Upon hearing that it would need to significantly improve its proposal, Party A withdrew from further pursuing a transaction involving Intercept.
Also on August 21, 2023, consistent with the Intercept Board’s instructions, representatives from Barclays conveyed to representatives of Party E that Party E’s proposal was insufficient and it would not advance to the next round of the bidding process unless it could significantly improve its proposal.
On August 23, 2023, representatives of Party E contacted representatives of Barclays and indicated that Party E was unable to meaningfully improve its proposal and therefore withdrew from further pursuing a transaction involving Intercept.
Also on August 23, 2023, Intercept granted representatives of Alfasigma and Party D access to the virtual dataroom containing confidential due diligence materials. Alfasigma and Party D received access to the same set of due diligence materials until Party D withdrew from the process as described below.
Between August 23 and September 10, 2023, in the case of Party D when it withdrew from the process as described below, and September 25, 2023, in the case of Alfasigma, representatives of Intercept held multiple discussions with the respective representatives of Alfasigma and Party D regarding various due diligence topics.
Also on August 23, 2023, a representative of Party H contacted representatives of Barclays and indicated that Party H was interested in a strategic transaction involving Intercept. Party H was not part of the 18 parties to whom Barclays and Centerview made initial outreach to assess interest in a transaction involving Intercept. Barclays conveyed Party H’s interest to Intercept management who instructed Barclays to invite Party H to submit a proposal. Intercept management also updated the chairman of the Intercept Board regarding the interest expressed by Party H.
On August 28, 2023, the Business Development Committee held a meeting, also attended by other members of the Intercept Board, Intercept management and representatives of Skadden. Intercept management presented a single set of updated revenue projections, which reflected the same revenue projections contained in the September Projections, as further described in the section below entitled “—Certain Financial Projections.” Management explained that the revenue assumptions were updated to reflect changes in the treatment rate growth assumptions for PBC and new patient share assumptions of Ocaliva and the Combination Product, which reflected management’s latest view of the market and the regulatory risks facing Intercept’s business. Intercept management also provided an update regarding developments with respect to discussions of a potential transaction, including the recent interest from Party H.
On August 29, 2023, representatives of the financial advisor of Party C conveyed to representatives of Centerview that Party C would no longer be pursuing a transaction involving Intercept.
Also on August 29, 2023, at the direction of Intercept, representatives of Barclays conveyed to representatives of Party H that Intercept invited Party H to submit a non-binding acquisition proposal for Intercept’s consideration. Party H did not submit any proposal, nor did it reach out to Intercept or its representatives thereafter.
In August 2023, on multiple occasions, representatives of the financial advisor to Party I contacted an Intercept senior executive and, without revealing the identity of Party I, indicated that they represented a client that was interested in acquiring Intercept.
On September 1, 2023, Intercept provided a new process letter to Alfasigma and Party D, requesting their updated and final proposals by September 22, 2023.
On September 5, 2023, an initial draft merger agreement, prepared by Skadden in consultation with Intercept management, was provided to Alfasigma and Party D.
On September 7, 2023, the Business Development Committee held a meeting, also attended by other members of the Intercept Board, Intercept management and representatives of Skadden. Intercept management provided an update with respect to the sale process. Intercept management also presented to the Business Development Committee the September Projections as described in the section below entitled “— Certain Financial Projections.” The members of the Intercept Board present at the meeting discussed with Intercept management the September Projections and instructed management to provide the September Projections to Barclays and Centerview for purposes of their financial analyses in connection with the sale process.
On September 10, 2023, representatives of Party D contacted representatives of Barclays and indicated that Party D would withdraw from further pursing a transaction involving Intercept citing concerns over increased competition from other potential therapies for PBC.
On September 11, 2023, a representative of Barclays contacted Party I’s financial advisor to request their client reveal its identity and submit a proposal as soon as possible.
On September 12, 2023, a representative of Party I contacted an Intercept senior executive indicating that Party I was interested in a potential acquisition of Intercept. The Intercept senior executive conveyed to the representative of Party I that Party I should contact Barclays and Centerview regarding submitting a proposal for consideration by the Intercept Board. Intercept management updated the Intercept Board through email regarding the interest expressed by Party I.
On September 15, 2023, Party I submitted a non-binding proposal to acquire all outstanding common stock of Intercept at a price range of $15.00-17.00 per share in cash.
Also on September 15, 2023, representatives of Centerview contacted representatives of PJT Partners, Inc. (“PJT”), financial advisor to Alfasigma, and reiterated, consistent with the Intercept Board’s message, that Alfasigma would need to significantly improve its proposal in order for the Intercept Board to approve a transaction.
On September 16, 2023, at the request of Intercept management, representatives of Barclays contacted representatives of Party I, requesting that Party I submit a new proposal with a single per share price rather than a price range.
On September 17, 2023, Party I submitted a new proposal to acquire all outstanding common stock of Intercept for $17.00 per share in cash.

On September 18, 2023, the Business Development Committee held a meeting, also attended by other members of the Intercept Board, Intercept management and representatives of Barclays, Centerview and Skadden. Intercept management reviewed with the Intercept Board the proposal received from Party I. The Business Development Committee discussed the strategic benefits of having another party with a pending proposal in the current sale process in order to obtain the greatest value for Intercept’s stockholders. The Business Development Committee also discussed whether Party I would be able to significantly improve its proposal and complete its due diligence and execute a definitive agreement within the timeline of the current sale process. Representatives of Barclays and Centerview then presented to the Business Development Committee a preliminary financial analysis based on the September Projections developed by Intercept management and previously presented at the meeting held on September 7, 2023.
Also on September 18, 2023, Sullivan & Cromwell LLP, counsel to Alfasigma (“Sullivan & Cromwell”), provided to Skadden a markup of the draft merger agreement, following which, discussions and negotiations among representatives of Sullivan & Cromwell and Skadden continued until the signing of the Merger Agreement on September 26, 2023. The parties exchanged revised drafts of the merger agreement during this time and negotiated the scope of the conditions to closing, the Intercept Board’s ability to change its recommendation and terminate the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement), the termination fee payable by Intercept and the treatment of Intercept equity awards.
On September 19, 2023, Intercept entered into a confidentiality agreement with Party I, which contained a standstill provision that ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions. On the same day, Intercept granted representatives of Party I access to the virtual dataroom, which contained the same confidential due diligence materials available to Alfasigma, and scheduled various diligence discussions with representatives of Party I in the following days.
On September 22, 2023, Alfasigma submitted an updated proposal to acquire all outstanding common stock of Intercept for $18.50 per share in cash (the “September 22 Proposal”). In the September 22 Proposal, Alfasigma also expressed its commitment to finalizing the transaction expeditiously and that announcing a transaction “in a matter of days would benefit all of our constituents.”
After the receipt of the September 22 Proposal from Alfasigma, representatives of Barclays, at the direction of Intercept management, called the financial advisor of Party I to inform Party I that Intercept had received a revised proposal from another party and Party I would need to submit a final proposal early the following week to remain competitive in the process. Representatives of Barclays reiterated that, consistent with the Intercept Board’s direction, Party I would need to significantly improve its proposal to win.
Later on the same day, representatives of the financial advisor of Party I contacted Barclays and informed Barclays that Party I would need, at a minimum, until the end of the following week, and potentially later, to complete their diligence and submit a revised proposal. Party I did not submit an updated proposal, nor did it contact Intercept regarding any updated proposal thereafter.
On September 24, 2023, the Intercept Board held a meeting, also attended by Intercept management and representatives of Barclays, Centerview and Skadden. Intercept management provided an update regarding developments with respect to discussions of a potential transaction, including the September 22 Proposal received from Alfasigma. Representatives of Skadden discussed with the Intercept Board the outstanding key legal issues in the negotiation of the merger agreement with Alfasigma. The Intercept Board then discussed with Intercept management and representatives of Barclays and Centerview the potential strategies to obtain more value for Intercept’s stockholders from Alfasigma, including seeking increased cash consideration or additional consideration in the form of contingent value rights. The Intercept Board instructed Intercept’s financial advisors to respond to Alfasigma that its September 22 Proposal was insufficient and needed to be improved, which representatives of Centerview conveyed to Alfasigma and PJT following the Intercept Board meeting, noting that the sale process remained competitive and that the price would need to be as close as possible to $20.00 per share in order for the transaction to be satisfactory.
Later on the same day, representatives of PJT contacted representatives of Centerview and delivered Alfasigma’s final proposal to acquire all outstanding common stock of Intercept for $19.00 per share in cash (the “Final Proposal”), confirming that Alfasigma agreed with Intercept’s goal to announce a transaction on September 26, 2023.

Between September 24 and September 26, 2023, representatives of Skadden and Sullivan & Cromwell resolved the material open terms in the Merger Agreement, including the termination fee, treatment of Intercept equity awards and the closing conditions.
On September 25, 2023, Mr. Francesco Balestrieri, the Chief Executive Officer of Alfasigma, Mr. Durso, and other representatives of Alfasigma and Intercept, discussed and negotiated the treatment of Intercept equity awards in the Merger Agreement.
In the morning of September 26, 2023, the Intercept Board held a meeting, also attended by Intercept management and representatives of Barclays, Centerview and Skadden. Representatives of Barclays and Centerview reviewed with the Intercept Board Barclays’ and Centerview’s financial analyses of the Offer Price and Merger Consideration. Representatives of Centerview then rendered to the Intercept Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion dated September 26, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see “— Opinion of Intercept’s Financial Advisors.” The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex II. Representatives of Barclays then rendered to the Intercept Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion dated September 26, 2023, that, as of such date and based upon and subject to the various qualifications, limitations and other matters set forth therein, the Offer Price to be offered to the holders of Shares in the Offer is fair to such holders from a financial point of view. For a detailed discussion of Barclays’ opinion, please see “— Opinion of Intercept’s Financial Advisors.” The opinion delivered by Barclays is attached to this Schedule 14D-9 as Annex I.
Representatives of Skadden then reviewed with the Intercept Board the material terms of the Merger Agreement. The Intercept Board then discussed with Intercept management and representatives of Barclays and Centerview the discussions with Alfasigma occurring in connection with the Final Proposal, which discussions supported the view that Alfasigma considered the Final Proposal to be the highest price it would be willing to pay. In the course of the Intercept Board’s deliberations, two directors explored the question of whether the Offer Price appropriately valued Intercept’s potential given the possibility of future developments that could favorably impact its products and programs. After further deliberation and discussion, taking into consideration the risks associated with these future developments, the Intercept Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Intercept and its stockholders, (ii) declared it advisable for Intercept to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intercept of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (v) agreed to recommend that the stockholders of Intercept accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
After the Intercept Board meeting, Intercept, Alfasigma and Purchaser executed the Merger Agreement and announced the Transactions prior to the opening of trading on Nasdaq on September 26, 2023.
On October 11, 2023, Purchaser commenced the Offer.
Reasons for the Recommendation
At a meeting on September 26, 2023, the members of the Intercept Board participating in the decision unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Intercept and its stockholders, (ii) declared it advisable for Intercept to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intercept of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL, and (v) agreed to recommend that the stockholders of Intercept accept the Offer and tender their Shares to Purchaser pursuant to the Offer. As more fully described above in the section titled “— Background of the Offer and the Merger,” Mr. Gino Santini was excluded from updates and deliberations related to the sale process that led to the Transactions due to a potential conflict of interest. References to “Intercept Board” used in this section shall mean all the members of the board of directors of Intercept excluding Mr. Santini. The Intercept Board consulted with members of Intercept management and representatives from Barclays, Centerview and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the members of the Intercept Board participating in the decision believe support their unanimous decision and recommendation.
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Business, Financial Condition and Prospects.   The Intercept Board considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects, as well as the long-range plan, of Intercept and the execution risks associated with executing the long-range plan of Intercept as a stand-alone company. The Intercept Board weighed the certainty of realizing an upfront payment of $19.00 per Share in cash in the Offer and the Merger against the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Intercept and its business as a standalone company (including the risk factors set forth in Intercept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 2, 2023). These risks include, but are not limited to, risks related to the impact of the discontinuation of Intercept’s NASH program and potential competition from existing therapies and companies developing new therapies to treat PBC, the risks associated with fulfilling the postmarketing requirements in order to maintain the FDA approval of Ocaliva for PBC, the market conditions for Ocaliva for PBC, the impact of any potential safety and labeling changes on sales of Ocaliva, the probability of success for the Combination Product currently being developed, the ability to obtain or maintain orphan drug exclusivity for Intercept’s products or product candidates, the uncertainty of potential catalysts to improve Intercept’s stock performance in the near term, and the capital investment and cash flows required for Intercept to continue executing its stand-alone plan.

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Implied Premium.   The Intercept Board considered the fact that the Offer Price represents an approximately 82% premium over Intercept’s closing share price on September 25, 2023, the last trading day before the Intercept Board approved the Transactions and an approximately 74% premium over Intercept’s volume-weighted average share price over the preceding thirty (30)-trading-day and sixty (60)-trading-day periods.

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Cash Consideration; Certainty of Value.   The Intercept Board considered the fact that the Offer Price and Merger Consideration payable to Intercept’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide Intercept stockholders with immediate liquidity and certainty of value. The Intercept Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Intercept’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of Shares.

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Product Commercialization and Development Risks.   The Intercept Board considered the fact that (i) Ocaliva is only conditionally approved for commercial sale in the United States and that Intercept’s ability to generate significant revenue from product sales and achieve profitability depends heavily on fulfilling the postmarketing requirements in order to maintain the FDA approval of Ocaliva for PBC and (ii) Intercept may not receive regulatory approval for any of its other product candidates, including the Combination Product, even after substantial investment in their development.

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Discontinuation of the NASH Program and Subsequent Restructuring.   The Intercept Board considered Intercept’s June 2023 decision to discontinue all NASH-related investment as a result of the complete response letter from the FDA determining that Intercept’s New Drug Application for OCA for the treatment of pre-cirrhotic liver fibrosis due to NASH could not be approved in its present form. The Intercept Board considered the risks and costs associated with the restructuring of its operations and related cost reductions resulting from the discontinuation of the NASH program.

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Existing Resources.   The Intercept Board considered the fact that Intercept may require substantial additional capital to fund (i) the fulfillment of the postmarketing requirements in order to maintain the FDA approval of Ocaliva for PBC, (ii) Intercept’s research and development programs and (iii) its other ongoing operations. The Intercept Board also took into consideration that any additional funding through future debt and equity financing, additional collaborations or strategic partnerships could be highly dilutive to Intercept’s existing stockholders and might only be available on unfavorable terms or might not be available at all.
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Negotiation Process.   The Intercept Board considered the fact that the terms of the Transactions were the result of robust, arms’-length negotiations conducted by Intercept with the knowledge and at the direction of the Intercept Board and with the assistance of independent financial and legal advisors. The Intercept Board also considered that this process created a competitive dynamic (as more fully described above in the section titled “— Background of the Offer and the Merger”) that led to proposals from five different counterparties, with Alfasigma ultimately offering the highest price. Additionally, the Intercept Board considered the enhancements that Intercept and its advisors were able to obtain as a result of negotiations with Alfasigma, including the increase in Alfasigma’s proposed acquisition price from the time of its initial expression of interest to the end of negotiations and the inclusion of provisions in the Merger Agreement that increased the speed and likelihood of completing the Offer and consummating the Merger.

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Potentially Interested Counterparties.   The Intercept Board considered the other interested counterparties’ indications of potential interest, which reflected values ranging from $12.00 per Share plus contingent value rights worth up to $4.00 per Share to $17.00 per Share. The Intercept Board considered, with the assistance of Intercept management and advisors, the likelihood that other strategic counterparties would engage with Intercept on the same or a similar timeframe as Alfasigma and on contractual terms and conditions superior to those contained in the Merger Agreement. The Intercept Board considered the fact that additional outreach to strategic counterparties could jeopardize a potential transaction with Alfasigma and result in risks of leak and disruption to the existing process or to Intercept’s employees and business and that, in the event a third party became interested in pursuing a transaction on terms more favorable to Intercept and its stockholders than those contemplated by the Merger Agreement, the Intercept Board would be able to respond to such a proposal due to the Merger Agreement’s customary “fiduciary out” provisions. Under those provisions, Intercept has the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Offer (as defined in the Merger Agreement) provided that Intercept pays the termination fee to Alfasigma. The Intercept Board also considered the fact that any standstill provision contained in Intercept’s confidentiality agreements with other potentially interested parties would cease to be effective upon the execution of the Merger Agreement and the announcement of the Transactions.

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Strategic Alternatives.   After discussions with representatives of Barclays, Centerview and Intercept management, the Intercept Board considered the possible alternatives to the Transactions, including the possibility of Intercept remaining a stand-alone company, taking into account the execution risks associated with the stand-alone plan, the impact of the discontinuation of Intercept’s NASH program and potential competition from existing therapies and companies developing new therapies to treat PBC, the risks associated with fulfilling the postmarketing requirements in order to maintain the FDA approval of Ocaliva for PBC, the market conditions for Ocaliva for PBC, the impact of any potential safety and labeling changes on sales of Ocaliva, the ability to obtain or maintain orphan drug exclusivity for Intercept’s products or product candidates, the probability of success for the Combination Product currently being developed and the associated risks and potential opportunities, potential catalysts to improve Intercept’s stock performance in the near term, and the capital investment and cash flows required for Intercept to continue executing its stand-alone plan.

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Certain Management Projections.   The Intercept Board considered certain forecasts for Intercept prepared by members of senior management, which reflected an application of various assumptions of Intercept’s management. The September Projections reflected management’s latest view of the market and the regulatory risks facing Intercept’s business, and were provided to the Intercept Board in connection with its consideration of the Offer and the Merger and to Barclays and Centerview in connection with rendering their fairness opinions to the Intercept Board. For further discussion, see “— Certain Financial Projections.”

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Barclays’ Fairness Opinion and Related Analysis.   The Intercept Board considered Barclays’ oral opinion to the Intercept Board on September 26, 2023, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Offer Price to be offered to the stockholders of Intercept in the proposed transaction is fair, from a financial point of view, to such stockholders, as more fully described below in “— Opinion of Intercept’s Financial Advisors.” The full text of Barclays’ written opinion has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.
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Centerview’s Fairness Opinion and Related Analysis.   The Intercept Board considered the opinion of Centerview rendered to the Intercept Board on September 26, 2023, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders, as more fully described below in “— Opinion of Intercept’s Financial Advisors.” The full text of Centerview’s written opinion has been included as Annex II to this Schedule 14D-9 and is incorporated herein by reference.

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Speed and Likelihood of Consummation.   The Intercept Board considered that the structure of the Transactions (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Intercept’s stockholders) enables Intercept’s stockholders to receive the cash consideration pursuant to the Offer in a relatively short timeframe. The Intercept Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date, except that Purchaser is only required to extend the Offer twice, for up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied;

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the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Intercept;

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the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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the business reputation, capabilities and financial condition of Alfasigma, and the Intercept Board’s perception that Alfasigma is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

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the ability of Intercept to enforce the Merger Agreement.

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Other Terms of the Merger Agreement.   The Intercept Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase in “Section 11 — The Merger Agreement; Other Agreements.” Certain provisions of the Merger Agreement that the Intercept Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals.   At any time prior to the time that Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, Intercept may furnish information with respect to Intercept and engage in or otherwise participate in discussions or negotiations with a person or group making an unsolicited acquisition proposal if, prior to taking such actions, the Intercept Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such unsolicited acquisition proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement) and that failure to take such actions would be inconsistent with the Intercept Board’s fiduciary duties under Delaware law (as more fully described in the Offer to Purchase in “Section 11 — The Merger Agreement; Other Agreements — No Solicitation”).

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Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer.   At any time prior to the time that Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, if the Intercept Board determines in good faith after consultation with Intercept’s outside legal counsel that an unsolicited acquisition proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with its fiduciary duties under applicable Delaware law, the Intercept Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. Intercept may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to Intercept’s payment of the termination fee of $34 million to Alfasigma (as more fully described in the Offer to Purchase in “Section 11 — The Merger Agreement; Other Agreements — No Solicitation” and “— Board of Directors of Intercept’s Recommendation and Actions”).
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Change of Recommendation in Response to an Intervening Event.   At any time prior to the time that Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, if the Intercept Board, other than in connection with a Superior Offer, determines in good faith after consultation with Intercept’s outside legal counsel and its financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable Delaware law, the Intercept Board may, in response to an “Intervening Event,” take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase in “Section 11 — The Merger Agreement; Other Agreements — Board of Directors of Intercept’s Recommendation and Actions”). An “Intervening Event” means any change, event or development (other than to the extent relating to Alfasigma or Purchaser, or the announcement or pendency of any of the Transactions) that, individually or in the aggregate, is material to Intercept and its subsidiaries, taken as a whole, and (a) is not known or reasonably foreseeable to or by the Intercept Board as of the date of the Merger Agreement, in each case, based on facts known to the Intercept Board as of the date of the Merger Agreement, which change, event or development becomes known to or by the Intercept Board prior to the time that Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer and did not arise from the operation of Intercept or its subsidiaries in the ordinary course of business, and (b) does not relate to an acquisition proposal; except that none of the following will constitute an Intervening Event: (i) any action taken by the parties pursuant to or in compliance with the Merger Agreement, (ii) any changes in law or the commencement, continuance or settlement of any legal proceeding, (iii) changes in the market price or trading volume of the Shares in and of themselves (except that the underlying reasons for such changes may constitute an Intervening Event), (iv) the fact, in and of itself, that Intercept and its subsidiaries meet, exceed or fail to meet internal or published projections, forecasts or revenue or earnings predictions for any period (except that the underlying reasons for such fact may constitute an Intervening Event), or (v) any event, occurrence, circumstance, change or effect generally affecting the industries in which Intercept and its subsidiaries operate or the economy or other general business, financial or market conditions generally. Alfasigma is entitled to terminate the Merger Agreement in the event that the Intercept Board changes its recommendation for any reason, in which event Intercept must pay a termination fee of $34 million to Alfasigma (as more fully described in the Offer to Purchase in “Section 11 — The Merger Agreement; Other Agreements — Board of Directors of Intercept’s Recommendation and Actions”).

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Extension of the Offer.   Purchaser’s obligation to accept and pay for all Shares that have been validly tendered pursuant to the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) successive periods of ten (10) business days each, on one or more occasions, at the request of Intercept, if, as of the then-scheduled expiration date, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived (if permitted thereunder), in order to permit the satisfaction of such condition, (ii) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated, (iii) any applicable period required by any legal requirement, or any interpretation or position of the SEC, its staff or Nasdaq and (iv) at the request of Intercept, an additional period of up to ten (10) business days per extension, on one or more occasions (but no more than two (2) occasions), if, as of the then-scheduled expiration date, all conditions of the Offer have been satisfied or waived (if permitted thereunder, and other than any such conditions of the Offer that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) except that the Minimum Condition has not been satisfied, to permit Minimum Condition to be satisfied.
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End Date.   The termination date under the Merger Agreement on which either Intercept or Alfasigma, subject to certain exceptions, can terminate the Merger Agreement is January 26, 2024, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Intercept would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date is subject to an additional automatic extension for a period of ninety (90) days, if certain antitrust consents and approvals have not been obtained or certain legal restraints prohibiting the consummation of the Offer or the Merger remain in effect.

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Cooperation.   The Merger Agreement requires Alfasigma to use reasonable best efforts to consummate the Offer and the Merger.

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Material Adverse Effect.   The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect Intercept’s interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any event generally affecting the biopharmaceutical industry, or in the economy generally or other general business, financial or market conditions, to the extent such event does not disproportionately affect Intercept relative to other companies in the biopharmaceutical industry, is excluded from the determination of whether a “Material Adverse Effect” has occurred.

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Appraisal Rights.   Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information in “Item 8. Additional Information — Appraisal Rights.”

The Intercept Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):
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No Ongoing Equity Interest in Intercept.   The Offer and the Merger would preclude Intercept’s stockholders from having the opportunity to directly participate in the future performance of Intercept’s assets and any potential future appreciation of the value of the Shares. Further, Alfasigma is a private company and Intercept’s stockholders may not have the choice to invest in Alfasigma separately.

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Inability to Solicit Takeover Proposals.   The Merger Agreement contains covenants prohibiting Intercept from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Intercept Board also considered the fact that the right afforded to Alfasigma under the Merger Agreement to match an alternative acquisition proposal that the Intercept Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Intercept.

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Termination Fee.   Intercept may be required to pay the $34 million termination fee to Alfasigma if the Merger Agreement is terminated under certain circumstances, including by Intercept to accept a Superior Offer. The Intercept Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

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Effect of Announcement.   The public announcement of the Transactions could potentially affect Intercept’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the Transactions are pending.

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Litigation Risk.   The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against Intercept.

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Interim Operating Covenants.   The Merger Agreement imposes restrictions on the conduct of Intercept’s business prior to the consummation of the Merger, which require Intercept to conduct its business in the ordinary course and refrain from taking specified actions. The Intercept Board considered that such restrictions could delay or prevent Intercept from pursuing business strategies or opportunities that may arise pending consummation of the Merger.
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Risk that the Minimum Condition Might Not Be Satisfied.   Intercept’s stockholders may tender an insufficient number of Shares to meet the Minimum Condition.

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Risk that the Merger Might Not Be Completed.   Although Intercept expects that the Offer will be completed and the Merger will be consummated, there can be no guarantee that all conditions to the parties’ obligations will be satisfied. The Intercept Board considered the risks and costs to Intercept if the Offer is not completed or the Merger is not consummated, including the diversion of Intercept’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with Intercept and the potential effect on the trading price of the Shares.

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Transaction Costs.   Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Intercept’s management will be required, potentially resulting in disruptions to the operation of Intercept’s business.

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Potential Conflicts of Interest.   The Intercept Board considered the potential conflict of interest created by the fact that Intercept’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Intercept Executive Officers and Directors.”

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Regulatory Approval and Risk of Pending Actions.   There are risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described in “Item 8. Additional Information — Regulatory Approvals”), and the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no action prohibiting the completion of the Offer or the consummation of the Merger by any governmental body in a jurisdiction where Alfasigma, its affiliates or Intercept or its subsidiaries operate their respective businesses or own any material assets.

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Tax Treatment.   Gains realized by Intercept’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Intercept Board is not intended to be exhaustive but includes the material reasons considered by the Intercept Board in rendering their unanimous decision and recommendation in connection with the Merger Agreement and the Transactions, including the Offer and the Merger. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Intercept Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Intercept Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the members of the Intercept Board made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Intercept Board may have been influenced to a greater or lesser degree by different factors. The members of the Intercept Board participating in the decision concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.
Intent to Tender
To Intercept’s knowledge, after making reasonable inquiry, all of Intercept’s directors and executive officers currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Financial Projections
While Intercept has from time to time provided limited full-year financial guidance to investors, Intercept management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, as part of ordinary course corporate planning, Intercept management developed certain non-public, unaudited prospective financial information described in this section (collectively, the “Management Projections”).
Intercept is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Intercept Board for purposes of considering and evaluating Intercept’s strategic alternatives and the proposals received by Intercept in the sale process described in the section entitled “— Background of the Offer and the Merger.” Intercept makes and has made no representation to Alfasigma or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.
The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Intercept management at the time such Management Projections were created.
Cautionary Note About the Management Projections
The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond Intercept’s control. Important factors that may affect actual results and cause the Management Projections not to be achieved include general economic conditions, regulatory conditions, financial market conditions, Intercept’s ability to achieve forecasted sales and fulfill postmarketing requirements necessary to maintain the FDA approval of Ocaliva for PBC, probability of success for the Combination Product, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, changes in tax laws or accounting treatment and other risk factors described in Intercept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Management Projections do not take into account any circumstances or events occurring after the respective dates that they were prepared and do not give effect to the Merger. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be materially better or worse than those contained in the Management Projections. The Management Projections cover multiple years, and such information by its nature becomes less reliable with each successive year.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Intercept or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Intercept nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither Intercept nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Intercept does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law.

Neither Intercept nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Intercept compared to the information contained in the Management Projections or that the Management Projections will be realized. Intercept has made no representation to Alfasigma or Purchaser, in the Merger Agreement or otherwise, concerning the Management Projections. The Management Projections were prepared based on Intercept’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please also refer to the section entitled “Item 8. Additional Information — Forward-Looking Statements.”
The Management Projections were not prepared with a view toward compliance with published SEC guidelines, guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Intercept may not be comparable to similarly titled amounts used by other companies. In certain circumstances, including those applicable to the Management Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Management Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Intercept Board, Barclays or Centerview. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender their Shares pursuant to the Offer, but instead are being included because the Management Projections were provided to the Intercept Board, the Business Development Committee, Barclays and Centerview to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
INTERCEPT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE RESPECTIVE DATES WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.
The Management Projections reflected an outlook based on certain internal judgments and assumptions by Intercept management about Intercept’s continued operation as a stand-alone, publicly traded company with respect to PBC market growth, potential competitor market share for the treatment of PBC, probability of success for the Combination Product, patent exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, and other relevant factors related to Intercept’s long-range operating plan.
The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections. The following tables summarize the Management Projections. The Management Projections are forward-looking statements. For information on factors that may cause Intercept’s future results to vary materially, see the information in the section entitled “Item 8. Additional Information — Forward-Looking Statements.”
Seller Projections
As described in the section entitled “— Background of the Offer and the Merger,” between July 20 and August 1, 2023, Intercept management provided certain non-public, unaudited and non-risk-adjusted prospective financial information for fiscal years 2023 through 2031 to certain counterparties that expressed interest in a transaction involving Intercept in the sale process (the “Seller Projections”), including

Alfasigma. The Seller Projections were also made available in the dataroom (with immaterial updates) accessible to Alfasigma, Party D and Party I. Other than the Seller Projections, no other Management Projections were provided to Alfasigma or any other parties in the sale process.
Seller Projections (Non-Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Net Sales	$330	$360	$365	$385	$381	$388	$435	$500	$562
Total Operating Expenses	($355)	($226)	($202)	($210)	($221)	($229)	($242)	($240)	($224)
EBITDA	($25)	$134	$163	$175	$160	$159	$193	$260	$338
August Projections
In August 2023, Intercept management prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2042 (the “August Projections”), based on a range of potential scenarios, reflecting different assumptions around key risks and opportunities facing Intercept, including the market conditions for Ocaliva for PBC, the potential competition from existing therapies and companies developing therapies to treat PBC and the probability of success for the Combination Product. The different scenarios are described below as Cases A through D, reflecting, in that order, various downward adjustments of the assumptions around the key risks and opportunities mentioned above.
The August Projections assumed a 21% tax rate. The values presented in the tables below do not take into account the effect of net operating loss usage, which was calculated separately.
Case A (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$355	$363	$423	$386	$388	$385	$415	$434	$332
Total Gross Profit	$331	$353	$360	$420	$383	$384	$377	$399	$413	$312
R&D Expense	($138)	($97)	($78)	($75)	($77)	($56)	($57)	($52)	($35)	($17)
SG&A Expense	($241)	($146)	($142)	($152)	($161)	($164)	($158)	($148)	($144)	($97)
Operating Income	($48)	$109	$141	$193	$145	$164	$161	$200	$234	$197
NOPAT	($48)	$86	$111	$152	$115	$130	$127	$158	$185	$155
Unlevered Free Cash Flow	$9(1)	$72	$111	$144	$120	$129	$123	$147	$177	$168
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$336	$343	$351	$359	$368	$377	$386	$85	$69	$62
Total Gross Profit	$315	$321	$328	$336	$344	$352	$361	$80	$65	$59
R&D Expense	($9)	($4)	($2)	($1)	($1)	$0	$0	$0	$0	$0
SG&A Expense	($99)	($101)	($103)	($106)	($109)	($111)	($114)	($25)	($20)	($18)
Operating Income	$207	$216	$223	$229	$235	$241	$247	$55	$45	$41
NOPAT	$164	$171	$176	$181	$185	$190	$195	$44	$36	$32
Unlevered Free Cash Flow	$163	$169	$174	$179	$184	$188	$193	$100	$39	$33

(1)
Represents 4Q’23.

Case B (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$352	$352	$401	$350	$333	$312	$315	$309	$246
Total Gross Profit	$331	$349	$350	$399	$347	$331	$306	$303	$293	$230
R&D Expense	($138)	($97)	($78)	($75)	($77)	($56)	($57)	($52)	($35)	($17)
SG&A Expense	($241)	($146)	($142)	($152)	($153)	($152)	($142)	($130)	($124)	($85)
Operating Income	($48)	$106	$130	$172	$117	$123	$106	$121	$134	$128
NOPAT	($48)	$84	$103	$136	$93	$97	$84	$95	$106	$101
Unlevered Free Cash Flow	$9(1)	$69	$104	$128	$100	$99	$82	$90	$103	$109
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$249	$255	$261	$267	$274	$281	$288	$63	$51	$46
Total Gross Profit	$233	$239	$244	$250	$256	$263	$270	$59	$48	$43
R&D Expense	($9)	($4)	($2)	($1)	($1)	$0	$0	$0	$0	$0
SG&A Expense	($86)	($88)	($90)	($93)	($95)	($98)	($100)	($22)	($17)	($16)
Operating Income	$139	$146	$152	$156	$161	$165	$169	$37	$30	$27
NOPAT	$109	$115	$120	$123	$127	$130	$134	$30	$24	$22
Unlevered Free Cash Flow	$108	$114	$118	$122	$125	$128	$132	$71	$26	$22

(1)
Represents 4Q’23.

Case C (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$348	$342	$384	$326	$304	$272	$261	$248	$194
Total Gross Profit	$331	$346	$339	$381	$324	$302	$266	$252	$236	$182
R&D Expense	($138)	($97)	($78)	($75)	($77)	($48)	($49)	($44)	($30)	($15)
SG&A Expense	($241)	($146)	($142)	($152)	($147)	($145)	($133)	($121)	($114)	($71)
Operating Income	($48)	$102	$120	$154	$100	$109	$84	$87	$92	$96
NOPAT	($48)	$81	$95	$122	$79	$86	$66	$68	$73	$76
Unlevered Free Cash Flow	$9(1)	$67	$96	$116	$87	$88	$65	$63	$69	$82
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$196	$200	$205	$210	$215	$221	$226	$50	$40	$36
Total Gross Profit	$184	$188	$192	$196	$201	$206	$211	$47	$38	$34
R&D Expense	($7)	($4)	($2)	($1)	$0	$0	$0	$0	$0	$0
SG&A Expense	($72)	($74)	($75)	($77)	($79)	($81)	($84)	($18)	($15)	($13)
Operating Income	$104	$110	$115	$118	$121	$124	$128	$29	$23	$21
NOPAT	$82	$87	$90	$93	$96	$98	$101	$23	$18	$17
Unlevered Free Cash Flow	$81	$85	$89	$91	$94	$96	$99	$61	$20	$17

(1)
Represents 4Q’23.

Case D (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$348	$342	$384	$326	$313	$259	$219	$167	$33
Total Gross Profit	$331	$346	$339	$381	$324	$311	$257	$217	$166	$33
R&D Expense	($138)	($97)	($78)	($75)	($77)	($10)	($10)	($10)	($10)	$0
SG&A Expense	($241)	($146)	($142)	($152)	($147)	($147)	($130)	($113)	($101)	($20)
Operating Income	($48)	$102	$120	$154	$100	$154	$117	$94	$55	$13
NOPAT	($48)	$81	$95	$122	$79	$122	$92	$74	$44	$10
Unlevered Free Cash Flow	$9(1)	$67	$96	$116	$87	$123	$98	$78	$49	$27
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$27	$24	$22	$20	$18	$16	$14	$13	$12	$10
Total Gross Profit	$27	$24	$22	$19	$17	$16	$14	$13	$11	$10
R&D Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
SG&A Expense	($15)	($12)	($10)	($9)	($8)	($7)	($6)	($6)	($5)	($5)
Operating Income	$12	$12	$12	$11	$9	$9	$8	$7	$6	$6
NOPAT	$9	$9	$9	$8	$8	$7	$6	$5	$5	$4
Unlevered Free Cash Flow	$10	$9	$9	$8	$8	$7	$6	$6	$5	$4

(1)
Represents 4Q’23.

September Projections
As described in the section entitled “— Background of the Offer and the Merger,” in late August and early September 2023, at the direction of the Intercept Board, Intercept management prepared certain updated non-public, unaudited prospective financial information for fiscal years 2023 through 2042 (the “September Projections”). The September Projections reflected updated treatment rate growth assumptions for PBC and new patient share assumptions of Ocaliva and the Combination Product, which reflected management’s latest view of the market and the regulatory risks facing Intercept’s business.
The September Projections were provided to the Intercept Board in connection with its consideration of the Offer and the Merger, and to Barclays and Centerview in connection with rendering their opinions to the Intercept Board and in performing the related financial analyses as described in the section entitled “— Opinion of Intercept’s Financial Advisors.” The September Projections were the only financial projections with respect to Intercept used by Barclays and Centerview in performing such financial analyses.
September Projections (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$353	$348	$388	$333	$317	$316	$331	$339	$232
Total Gross Profit	$331	$350	$346	$386	$330	$314	$309	$320	$325	$218
R&D Expense	($138)	($97)	($78)	($75)	($74)	($62)	($60)	($55)	($38)	($17)
SG&A Expense	($241)	($146)	($142)	($152)	($161)	($165)	($167)	($158)	($153)	($102)
Operating Income	($48)	$107	$126	$159	$95	$88	$83	$107	$134	$98
NOPAT	($48)	$84	$100	$125	$75	$69	$65	$85	$106	$78

	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$233	$237	$241	$246	$251	$257	$263	$61	$50	$45
Total Gross Profit	$218	$222	$226	$230	$235	$240	$246	$58	$47	$42
R&D Expense	($9)	($4)	($2)	($1)	($1)	($0)	($0)	($0)	($0)	($0)
SG&A Expense	($103)	($104)	($106)	($108)	($110)	($113)	($115)	($27)	($22)	($20)
Operating Income	$107	$113	$118	$121	$124	$127	$130	$30	$25	$22
NOPAT	$85	$90	$93	$96	$98	$101	$103	$24	$20	$18
Intercept management also calculated the unlevered free cash flows for the fourth quarter of 2023 through 2042 based on the September Projections for use by Barclays and Centerview in their financial analyses relating to the September Projections, which were calculated as NOPAT, less capital expenditures, less changes in net working capital and plus depreciation. The September Projections assumed a 21% tax rate. The values presented in the tables below do not take into account the effect of net operating loss usage, which was calculated separately.
Unlevered Free Cash Flow
(Amount in Millions)
	4Q’23	2024	2025	2026	2027	2028	2029	2030	2031	2032
NOPAT	$5	$84	$100	$125	$75	$69	$65	$85	$106	$78
Less: Capital Expenditures	($1)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($1)
Less: Change in NWC	$4	($14)	$1	($6)	$8	$2	$0	($2)	($1)	$14
Plus: Depreciation	$1	$2	$2	$2	$2	$2	$2	$2	$2	$1
Unlevered Free Cash Flow	$9	$70	$101	$119	$83	$71	$65	$83	$105	$92
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
NOPAT	$85	$90	$93	$96	$98	$101	$103	$24	$20	$18
Less: Capital Expenditures	($1)	($1)	($1)	($1)	($1)	($1)	($1)	($0)	($0)	($0)
Less: Change in NWC	($0)	($1)	($1)	($1)	($1)	($1)	($1)	$26	$1	$1
Plus: Depreciation	$1	$1	$1	$1	$1	$1	$1	$0	$0	$0
Unlevered Free Cash Flow	$85	$89	$92	$95	$98	$100	$102	$50	$21	$18
Opinion of Intercept’s Financial Advisors
Opinion of Barclays
Intercept engaged Barclays for the purpose of providing financial advisory services to Intercept with respect to a possible sale of Intercept, pursuant to an engagement letter dated June 15, 2023. On September 26, 2023, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Intercept Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Offer Price to be offered to the stockholders of Intercept in the Transactions is fair, from a financial point of view, to such stockholders.
The full text of Barclays’ written opinion, dated as of September 26, 2023, is attached as Annex I to this Schedule 14D-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.
Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Intercept Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of Intercept and does not constitute a recommendation to any stockholder of Intercept as to whether or not such stockholder should tender its shares of common stock pursuant to the offer or how such stockholder should vote or act with respect to any matter. The terms of the Transactions were determined through arm’s-length negotiations between Intercept and Alfasigma and were unanimously approved by the Intercept Board. Barclays did not recommend any specific form of consideration to Intercept or that any specific form of consideration constituted the only appropriate consideration for the Transactions. Barclays was not requested to address, and its opinion does not in any manner address, Intercept’s underlying business decision to proceed with or effect the Transactions, the likelihood of the consummation of the Transactions, or the relative merits of the Transactions as compared to any other transaction in which Intercept may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration to be offered to the stockholders of Intercept in the Transactions. No limitations were imposed by the Intercept Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.
In arriving at its opinion, Barclays, among other things:
•
reviewed and analyzed a draft of the Merger Agreement, dated as of September 25, 2023, and the specific terms of the Transactions;

•
reviewed and analyzed publicly available information concerning Intercept that Barclays believed to be relevant to its analysis, including Intercept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023;

•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Intercept furnished to Barclays by Intercept, including the September Projections prepared by Intercept’s management;

•
reviewed and analyzed a trading history of Intercept common stock from September 25, 2022 through September 25, 2023 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

•
reviewed and analyzed a comparison of the historical financial results and present financial condition of Intercept with those of other companies that Barclays deemed relevant;

•
reviewed and analyzed a comparison of the financial terms of the Transactions with the financial terms of certain other recent transactions that Barclays deemed relevant;

•
had discussions with the management of Intercept concerning its business, operations, assets, liabilities, financial condition and prospects; and

•
had undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Intercept that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the September Projections, upon the advice of Intercept, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Intercept as to Intercept’s future financial performance and that Intercept would perform substantially in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Intercept and did not make or obtain any evaluations or appraisals of the assets or liabilities of Intercept. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 26, 2023. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after September 26, 2023.

Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Intercept, that all material governmental, regulatory and third party approvals, consents and releases for the Merger would be obtained within the constraints contemplated by the Merger Agreement and that the Transactions will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Transactions, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Intercept had obtained such advice as it deemed necessary from qualified professionals.
In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Intercept common stock but rather made its determination as to fairness, from a financial point of view, to Intercept’s stockholders of the consideration to be offered to such stockholders in the Transactions on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.
In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Intercept Board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.
For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Intercept, Barclays or any other parties to the Transactions. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Intercept, Alfasigma or the Transactions, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Intercept, Alfasigma, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.
The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.
Selected Comparable Company Analysis
In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Intercept common stock by reference to those companies, which could then be used to calculate implied ranges, Barclays reviewed and compared specific financial and operating data relating to Intercept with selected companies that Barclays, based on its experience in the biopharmaceutical industry, deemed comparable to Intercept.
Barclays calculated and compared various financial multiples and ratios of Intercept and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its enterprise value (“EV”) to its 2025 estimated revenue (“2025E Revenue”). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of September 25, 2023, the last trading date prior to the delivery of Barclays’ opinion. The selected comparable companies and the results of this selected comparable company analysis are set forth in the table below:
Selected Comparable Company	EV/2025E Revenue
Catalyst Pharmaceuticals, Inc.	2.5x
Collegium Pharmaceutical, Inc.	2.2x
Heron Therapeutics, Inc.	1.2x
Karyopharm Therapeutics Inc.	0.4x
Morphosys AG	1.7x
Pharming Group N.V.	2.7x
Puma Biotechnology, Inc.	0.7x
Rigel Pharmaceuticals, Inc.	1.1x
Xeris Biopharma Holdings Inc.	1.7x
Median	1.7x
Barclays selected the comparable companies listed above because, among other reasons, they are publicly traded commercial stage biopharmaceutical companies with similarities in one or more business or operating characteristics with Intercept. However, because of the inherent differences between the business, operations and prospects of Intercept and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Intercept and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Intercept and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 1.25x to 2.00x for Intercept and applied such range to Intercept management’s estimated calendar year 2025 revenue of $348 million, adding to it Intercept’s estimated net cash balance of $74 million as of September 30, 2023, as provided by Intercept management, and dividing by the number of fully-diluted outstanding shares of Intercept common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units and shares issuable upon the conversion of the convertible notes, if applicable) as of September 25, 2023, to calculate a range of implied values per share of Intercept common stock. Barclays’ selected comparable company analysis yielded a reference equity value range for Intercept common stock of $11.50 to $17.25 per share, rounded to the nearest $0.25.

Barclays noted that on the basis of the selected comparable company analysis, the transaction consideration of $19.00 per share was above the range of implied values per share calculated in the analysis above.
Selected Precedent Transaction Analysis
Barclays reviewed and compared the purchase prices paid and implied financial multiples in selected other transactions that Barclays, based on its experience with merger and acquisition transactions in the biopharmaceutical industry, deemed relevant. Barclays reviewed and analyzed certain information relating to the following selected transactions involving commercial stage biopharmaceutical transactions. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Intercept with respect to the size, mix, margins and other characteristics of their businesses.
Using publicly available information, Barclays calculated and analyzed multiples of the EV to two-year forward revenue (“2Y Fwd Revenue”) implied by the prices paid (excluding any contingent consideration) in the selected precedent transactions.
The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:
Acquiror / Target	Announcement Date	EV/2Y Fwd Revenue
Gurnet Point Capital and Novo Holdings A/S / Paratek Pharmaceuticals, Inc.	June 2023	1.8x
Chiesi Farmaceutici S.p.A / Amryt Pharma Plc	January 2023	3.0x
Alcon AG / Aerie Pharmaceuticals, Inc.	August 2022	4.3x
Innoviva, Inc. / La Jolla Pharmaceutical Company	July 2022	2.1x
Gurnet Point Capital and Patient Square Capital / Radius Health, Inc	June 2022	3.0x
Collegium Pharmaceutical, Inc. / BioDelivery Sciences International, Inc.	February 2022	2.1x
Supernus Pharmaceuticals, Inc. / Adamas Pharmaceuticals, Inc.	October 2021	3.3x
Pacira BioSciences, Inc. / Flexion Therapeutics, Inc.	October 2021	2.7x
Covis Group S.à r.l. / AMAG Pharmaceuticals, Inc.	October 2020	2.8x
Median		2.8x
The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Intercept and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Transactions which would affect the acquisition values of the selected target companies and Intercept. Based upon these judgments, Barclays selected a range of 1.75x to 2.75x for Intercept and applied such range to Intercept management’s estimated two-year forward revenue of $348 million, and adding to it Intercept’s estimated net cash balance of $74 million as of September 30, 2023, as provided by Intercept management, and dividing by the number of fully-diluted outstanding shares of Intercept common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units, and shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023, to calculate a range of implied values per share of Intercept common stock. Barclays’ selected precedent transactions analysis yielded a reference equity value range for Intercept common stock of $15.50 to $22.50 per share, rounded to the nearest $0.25.
Barclays noted that on the basis of the selected precedent transactions analysis, the transaction consideration of $19.00 per share was within the range of implied values per share calculated in the analysis above.

Discounted Cash Flow Analysis
In order to estimate the present value of Intercept common stock, Barclays performed a discounted cash flow analysis of Intercept. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
To calculate the estimated enterprise value of Intercept using the discounted cash flow method, Barclays added (i) Intercept’s projected after-tax unlevered free cash flows for the fourth quarter of 2023 and fiscal years 2024 through 2042 based on the September Projections to (ii) the “terminal value” of Intercept as of December 31, 2042, and discounted such amount to its present value as of September 30, 2023, using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the net operating profit after tax and subtracting capital expenditures, adding depreciation and adjusting for changes in working capital. The residual value of Intercept at the end of the forecast period, or “terminal value,” was estimated by assuming that (as directed by Intercept management) Intercept’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 40% year over year and applying such rate of decline to the September Projections. The range of after-tax discount rates of 10.5% to 12.5% was selected based on an analysis of the weighted average cost of capital of Intercept and the comparable companies. Barclays then calculated a range of implied prices per share of Intercept common stock by adding the estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, as provided by Intercept management, to the estimated enterprise value using the discounted cash flow method, taking into account tax savings from usage of Intercept’s federal net operating losses of $303 million as of December 31, 2022 and future losses, as provided by Intercept management, and dividing such amount by the fully diluted number of shares of Intercept common stock calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, performance stock units and shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023. Barclays’ discounted cash flow analysis yielded a reference equity value range for Intercept common stock of $17.50 to $19.25 per share, rounded to the nearest $0.25.
Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $19.00 per share was within the range of implied values per share calculated in the analysis above.
Other Factors
Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Share Price Analysis, Analyst Price Target Analysis and Transaction Premium Analysis described below.
Historical Share Price Analysis
To illustrate the trend in the historical trading prices of Intercept common stock, Barclays considered historical data with regard to the trading prices of Intercept common stock for the period from September 26, 2022 to September 25, 2023 (the 52-week period preceding the date of Barclays’ fairness opinion). Barclays noted that, during this period, the closing price of Intercept common stock ranged from $9.17 to $21.71 per share.
Equity Research Target Prices Analysis
Barclays considered publicly available one-year forward price targets for shares of Intercept common stock prepared and published by 16 equity research firms that covered Intercept as of September 25, 2023. The price targets published by the equity research firms did not necessarily reflect current market trading prices for Intercept common stock. Barclays noted that the range of low to high one-year forward share price targets as of September 25, 2023 was $10.00 to $20.00 per share of Intercept common stock, with a median price target of $14.00 per share of Intercept common stock.
Transaction Premium Analysis
In order to provide background information and perspective with respect to, and to assess the premium offered to the stockholders of Intercept in the Transactions relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid (excluding contingent payments) in selected transactions involving publicly traded biopharmaceutical companies. These selected transactions yielded a one-day premium range of 40% to 85%. Barclays then compared this range to the one-day premium of 82% offered to the stockholders of Intercept in the Transactions.
General
Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Intercept Board selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Transactions.
Barclays is acting as financial advisor to Intercept in connection with the Transactions. As compensation for its services in connection with the Transactions, Intercept paid Barclays $1,000,000 upon the delivery of Barclays’ opinion, which was not contingent upon the conclusion of Barclays’ opinion or the consummation of the Transactions. Additional compensation of approximately $15,800,000 will be payable on completion of the Transactions. In addition, Intercept has agreed to reimburse Barclays for expenses incurred in connection with the Transactions and to indemnify Barclays for certain liabilities that may arise out of its engagement by Intercept and the rendering of Barclays’ opinion. Barclays has not received investment banking fees from either Intercept or Alfasigma in the past two years.
Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Intercept for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.
Opinion of Centerview
Intercept retained Centerview as financial advisor to Intercept with respect to a potential sale of Intercept. In connection with this engagement, the Intercept Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by Intercept (or held in Intercept’s treasury), (ii) Shares held by Alfasigma or Purchaser or any direct or indirect wholly owned subsidiary of Alfasigma or Purchaser and (iii) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (i), (ii) and (iii) together with any Shares held by any affiliate of Intercept or Alfasigma, “Excluded Shares”) of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement (the Offer Price or Merger Consideration, the “Consideration”). On September 26, 2023, Centerview rendered to the Intercept Board its oral opinion, which was subsequently confirmed in a written opinion dated September 26, 2023 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated September 26, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex II to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Intercept Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Intercept as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement dated September 25, 2023, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•
Annual Reports on Form 10-K of Intercept for the years ended December 31, 2022, December 31, 2021, and December 31, 2020;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Intercept;

•
certain publicly available research analyst reports for Intercept;

•
certain other communications from Intercept to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Intercept, including the September Projections prepared by management of Intercept and furnished to Centerview by Intercept for purposes of Centerview’s analysis, which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Intercept regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Intercept and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Intercept’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Intercept’s direction, that the Internal Data (including, without limitation, the September Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Intercept as to the matters covered thereby and Centerview relied, at Intercept’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Intercept’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Intercept, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Intercept. Centerview assumed, at Intercept’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Intercept’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Intercept, or the ability of Intercept to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, Intercept’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Intercept or in which Intercept might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Intercept or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Intercept or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Intercept as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Intercept Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Intercept Board in connection with Centerview’s opinion, dated September 26, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Intercept. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Intercept or any other parties to the Transactions. None of Intercept, Alfasigma, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Intercept do not purport to be appraisals or reflect the prices at which Intercept may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 25, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information for Intercept to corresponding financial information for certain publicly traded commercial stage biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to Intercept (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).
Using publicly available information obtained from SEC filings and other data sources as of September 25, 2023, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and preferred stock, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2025 (“EV/2025E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2025E Revenue Trading Multiple of 1.7x.
The companies reviewed and the EV/2025E Revenue Trading Multiples of the selected companies were as follows:
Selected Company	EV/2025E Revenue Trading Multiple
Catalyst Pharmaceuticals, Inc.	2.5x
Collegium Pharmaceutical, Inc.	2.2x
Heron Therapeutics, Inc.	1.2x
Karyopharm Therapeutics Inc.	0.4x
Morphosys AG	1.7x
Pharming Group N.V.	2.7x
Puma Biotechnology, Inc.	0.7x
Rigel Pharmaceuticals, Inc.	1.1x
Xeris Biopharma Holdings Inc.	1.7x
Median	1.7x
Although none of the selected companies is directly comparable to Intercept, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded commercial stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Intercept. However, because none of the selected companies is exactly the same as Intercept, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Intercept and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2025E Revenue Trading Multiples of 1.25x to 2.00x to apply to Intercept’s estimated calendar year 2025 revenue as set forth in the September Projections. In selecting this range of EV/2025E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of Intercept and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2025E Revenue Trading Multiples to Intercept’s estimated calendar year 2025 revenue of $348 million, as set forth in the September Projections, and adding to it Intercept’s estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding shares of Intercept common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units and shares issuable upon the conversion of the convertible notes, if applicable) as of September 25, 2023 as set forth in the Internal Data resulted in an implied per share equity value range for Intercept common stock of approximately $11.50 to $17.25, rounded to the nearest $0.25. Centerview then compared this range to the Consideration of $19.00 per share in cash, without interest, to be paid to the holders of Intercept common stock pursuant to the Merger Agreement.
Selected Precedent Transaction Analysis
Centerview reviewed and analyzed certain information relating to the following selected transactions involving commercial stage biopharmaceutical transactions (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Intercept and the Transactions.
Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the enterprise value implied by the transaction for each target company based on the consideration payable in the applicable selected transaction (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) as a multiple of Wall Street research analyst consensus estimated two-year forward revenue multiples at the time of the transaction announcement (“EV / 2-Year Forward Revenue Multiple”). The results of this analysis indicated a median EV / 2-Year Forward Revenue Multiple of 2.8x.
The selected transactions considered in this analysis are summarized below:
Date Announced	Target	Acquiror	EV / 2-Year Forward Revenue Multiple
Jun-23	Paratek Pharmaceuticals, Inc.	Gurnet Point Capital and Novo Holdings A/S	1.8x
Jan-23	Amryt Pharma Plc	Chiesi Farmaceutici S.p.A	3.0x
Aug-22	Aerie Pharmaceuticals, Inc.	Alcon AG	4.3x
Jul-22	La Jolla Pharmaceutical Company	Innoviva, Inc.	2.1x
Jun-22	Radius Health, Inc.	Gurnet Point Capital and Patient Square Capital	3.0x
Feb-22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	2.1x
Oct-21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	3.3x
Oct-21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	2.7x
Oct-20	AMAG Pharmaceuticals, Inc.	Covis Group S.à r.l	2.8x
Median			2.8x

Although none of the selected transactions is directly comparable to the Transactions, these selected transactions were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of Intercept and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical to or directly comparable to the Transactions, as such, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. Accordingly, Centerview also made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Intercept and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of EV / 2-Year Forward Revenue Multiples of 1.75x to 2.75x.
Applying this reference range of EV / 2-Year Forward Revenue Multiples to Intercept’s estimated two-year forward revenue of $348 million as set forth in the September Projections, and adding to it Intercept’s estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding shares of Intercept common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, performance stock units, and shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for Intercept common stock of approximately $15.50 to $22.50, rounded to the nearest $0.25. Centerview then compared this range to the Consideration of $19.00 per share in cash, without interest, to be paid to the holders of Intercept common stock pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of Intercept based on the September Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Intercept calculated a range of equity values for Intercept common stock by (a) discounting to present value as of September 30, 2023 using discount rates ranging from 10.5% to 12.5% (based on Centerview’s analysis of Intercept’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Intercept over the period beginning on October 1, 2023 and ending on December 31, 2042, as set forth in the September Projections, (ii) an implied terminal value of Intercept, calculated by Centerview by assuming that (as directed by Intercept management) Intercept’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 40% year over year, and (iii) tax savings from usage of Intercept’s federal net operating losses of $303 million as of December 31, 2022 and future losses, as set forth in the September Projections and (b) adding to the foregoing results Intercept’s estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, each as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by Intercept’s fully diluted outstanding shares of Intercept common stock calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, performance stock units and shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023 and as set forth in the Internal Data resulting in an implied per share equity value range for Intercept common stock of approximately $17.50 to $19.25, rounded to the nearest $0.25. Centerview then compared this range to the Consideration of $19.00 per share in cash, without interest, to be paid to the holders of Intercept common stock pursuant to the Merger Agreement.

Other Factors
Centerview noted for the Intercept Board certain additional factors solely for informational purposes, including, among other things, the following:
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Historical Share Price Analysis.   Centerview reviewed historical closing trading prices of Intercept common stock during the 52-week period ended September 25, 2023 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Intercept during such period of approximately $9.17 to $21.71 per share.

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Analyst Price Target Analysis.   Centerview reviewed stock price targets for Intercept common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Intercept ranging from $10.00 to $20.00 per share, with a median price target of $14.00 per share.

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Transaction Premium Analysis.   Centerview performed an analysis of premiums paid in the selected transactions set forth above in “— Selected Precedent Transaction Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price (excluding contingent payments) in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The median premium observed was 47%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 40% to 85% to Intercept’s closing stock price on September 25, 2023 (the last trading day before the public announcement of the Transactions) of approximately $10.44, which resulted in an implied price range of approximately $14.50 to $19.25 per share, rounded to the nearest $0.25.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Intercept Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Intercept Board or Intercept management with respect to the Consideration or as to whether the Intercept Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Intercept and Alfasigma and was approved by the Intercept Board. Centerview provided advice to Intercept during these negotiations. Centerview did not, however recommend any specific amount of consideration to Intercept or the Intercept Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Intercept, and Centerview did not receive any compensation from Intercept during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Alfasigma or Purchaser, and Centerview did not receive any compensation from Alfasigma or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to Intercept or Alfasigma or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Intercept, Alfasigma, or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Intercept Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the Intercept Board, Intercept has agreed to pay Centerview an aggregate fee of approximately $14,600,000, $1,000,000 of which was payable upon the rendering of Centerview’s opinion and approximately $13,600,000 of which is payable contingent upon consummation of the Transactions. In addition, Intercept has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Intercept has retained Barclays and Centerview to act as its financial advisors in connection with the Offer and the Merger, and in connection with such engagement, Centerview and Barclays delivered their opinions and are entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation — Opinion of Intercept’s Financial Advisors”.
For additional information pertaining to the retention of Barclays and Centerview by Intercept, see “Item 4. The Solicitation or Recommendation — Opinion of Intercept’s Financial Advisors” above, which is hereby incorporated by reference in this Item 5.
Neither Intercept nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Intercept’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Intercept, for which services no additional compensation will be paid.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Company Options, Company RSUs and Company PSUs, no transactions with respect to Shares have been effected by Intercept or, to the knowledge of Intercept after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Intercept is not undertaking or engaged in any negotiations in response to the Offer which relate to:
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a tender offer or other acquisition of Intercept’s securities by Intercept, its subsidiaries, or any other person;

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any extraordinary transaction, such as a merger, reorganization or liquidation, involving Intercept or its subsidiaries;

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any purchase, sale or transfer of a material amount of assets of Intercept or its subsidiaries; or

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any material change in the present dividend rate or policy, or indebtedness or capitalization of Intercept.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Intercept Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.   ADDITIONAL INFORMATION
The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Interests of Intercept Executive Officers and Directors” is incorporated herein by reference.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Intercept’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes, among other things, that (i) the Effective Time occurred on October 3, 2023, the latest practicable date before the filing of this Schedule 14D-9, (ii) the employment of each named executive officer was terminated in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s applicable Executive Employment Arrangement and (iii) the unvested Company Options, Company RSUs and Company PSUs outstanding as of October 3, 2023, are cancelled in exchange for the cash payment described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Treatment of Equity Awards in the Transactions” and amounts attributable to Company RSUs become vested and payable in connection with the assumed termination of employment. The amounts shown in the table do not include the value of payments or benefits that are not based on or otherwise related to the Merger.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits($)(3)	Total ($)
Jerome Durso	4,809,690	11,616,757	78,722	16,505,169
Andrew Saik	1,737,720	1,631,680	39,361	3,408,761
Michelle Berrey	2,872,400	1,756,054	24,960	4,653,414
Linda Richardson	1,542,920	1,378,309	11,871	2,933,100
Jared Freedberg	1,523,160	1,392,445	39,361	2,954,966

(1)
The amounts listed in this column represent both (1) the amounts of cash severance payments that would be paid on a “double-trigger” basis (change in control and a qualifying termination) pursuant to a qualifying termination of employment under the named executive officer’s employment agreement (as described in more detail above in “— Executive Employment Arrangements”) and (2) cash amounts payable on a “single-trigger” basis (payable solely due to the change in control) in respect of the Cash Long-Term Incentives described above. For a quantification of the portion of these amounts attributable to these single trigger payments, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Intercept Executive Officers and Directors — Cash Long-Term Incentives” above. For Mr. Durso, the severance amount represents twice his annual base salary of $752,850 and twice his target incentive bonus of $526,995. For the other named executive officers, the amounts represent such executive’s annual base salary.

(2)
The amounts listed in this column represent the aggregate amounts payable to each named executive officer (i) on a “single-trigger” basis pursuant to the Merger Agreement in respect of unvested Company Options and Company PSUs and (ii) on a “double-trigger” basis pursuant to a qualifying termination of employment under the named executive officer’s employment agreement (as described in more detail above in “— Executive Employment Arrangements”) in respect of unvested Company RSUs, in each case of clauses (i) and (ii) that are held as of October 3, 2023, the latest practicable date before the filing of this Schedule 14D-9, as quantified in the tables above in “— Treatment of Equity Awards in the Transactions.”

(3)
The amounts listed in this column represent the value of continued health care coverage for the named executive officer pursuant to a qualifying termination of employment under his or her employment agreement (as described in more detail above in “— Executive Employment Arrangements”). These are “double trigger benefits.”

Stockholder Approval Not Required
The Intercept Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Intercept does not anticipate seeking the approval of Intercept’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if (i) the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation and (ii) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Intercept, Alfasigma and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Intercept in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statutes
Delaware
Intercept is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:
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the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

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upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

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the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Alfasigma and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder”of Intercept as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Intercept Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available to stockholders of Intercept in connection with the Offer. However, if the Offer is successful and the Merger is consummated, Intercept stockholders who continuously held Shares from the date of the demand for appraisal through the effective date of the Merger who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Intercept will take no action to perfect any appraisal rights of any stockholder.
Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that Intercept’s stockholders exercise appraisal rights under Section 262 of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
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prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of this Schedule 14D-9, deliver to Intercept a written demand for appraisal of Shares held, which demand must reasonably inform Intercept of the identity of the stockholder and that the stockholder is demanding appraisal;

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not tender his, her or its Shares in the Offer;

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continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

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comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Beneficial Owner
All written demands for appraisal should be addressed to Intercept Pharmaceuticals, Inc., 305 Madison Avenue, Morristown, NJ 07960, Attention: Corporate Secretary. The demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the effective date of the Merger and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.
Filing a Petition for Appraisal
Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within ten (10) days after a request by such stockholder for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery of the Delaware Court a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate

(including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports
For additional information regarding the business and the financial results of Intercept, please see Intercept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 2, 2023, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 2, 2023.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Regulatory Approvals
Antitrust in the United States
Under the HSR Act, and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 p.m. of the next business day. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger promptly, but no later than ten (10) business days after the date of the Merger Agreement. Each of Intercept and Alfasigma filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 10, 2023. The required waiting period will expire at 11:59 p.m. (Eastern Time) on October 25, 2023, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Alfasigma prior to that time. If, before expiration or early termination of the initial fifteen (15) calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material to Alfasigma, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten (10) calendar days following the date of Alfasigma’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Alfasigma’s and Intercept’s consent. It is also possible that Alfasigma and Intercept could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Although Intercept is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Intercept’s failure to make those filings nor Intercept’s failure to comply with a request for additional documents and information issued to Intercept from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares in the Offer and the Merger.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and the Merger or the divestiture of substantial assets of Alfasigma, Intercept or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.
Based on a review of the information currently available relating to the countries and businesses in which Alfasigma and Intercept are engaged, Intercept believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.
Intercept and Alfasigma do not believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. Nevertheless, Intercept cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements related to Intercept, Alfasigma and the Transactions that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Schedule 14D-9, Intercept’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transactions; statements about the expected timetable for completing the Transactions; Intercept’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of Intercept and Alfasigma; the ability to successfully commercialize Intercept’s product and product candidates and generate future revenues with respect to Intercept’s product candidates; and the anticipated timing of the closing of the Transactions.
Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Intercept’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of the Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Alfasigma may not realize the potential benefits of the Transactions; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in Intercept’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as this Schedule 14D-9 and the Schedule TO and related tender offer documents filed by Alfasigma and Purchaser. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to Intercept and Alfasigma, and Intercept and Alfasigma disclaim any obligation to update the information contained in this Schedule 14D-9 as new information becomes available.

ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 11, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Tender Offer Statement on the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Tender Offer Statement on the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Tender Offer Statement on the Schedule TO).
(a)(1)(F)	Summary Advertisement, published on October 11, 2023, in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Tender Offer Statement on the Schedule TO).
(a)(5)(A)	Press Release of Intercept Pharmaceuticals, Inc., dated September 26, 2023 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Intercept Pharmaceuticals, Inc. on September 26, 2023).
(a)(5)(B)*	Opinion of Barclays Capital Inc., dated September 26, 2023 (included as Annex I to this Schedule 14D-9).
(a)(5)(C)*	Opinion of Centerview Partners LLC, dated September 26, 2023 (included as Annex II to this Schedule 14D-9).
(a)(5)(D)	Email to employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Intercept on September 26, 2023).
(a)(5)(E)	Transaction Social Media Guidelines Email (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Intercept on September 26, 2023).
(a)(5)(F)	Press Release of Intercept Pharmaceuticals, Inc., dated September 26, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Intercept on September 26, 2023).
(a)(5)(G)	Message from David Ford About Benefits (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Intercept on September 28, 2023).
(a)(5)(H)	Email message from CEO Jerry Durso to All Intercept Employees Regarding All Employee Update with Alfasigma (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Intercept on September 28, 2023).
(a)(5)(I)	Email message from Alfasigma CEO Francesco Balestrieri to all Intercept employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Intercept on October 10, 2023).
(a)(5)(J)	Press Release issued by Alfasigma S.p.A., dated October 11, 2023 (incorporated by reference to Exhibit (a)(5)(iii) to the Tender Offer Statement on the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated September 26, 2023, among Intercept Pharmaceuticals, Inc., Alfasigma S.p.A. and Interstellar Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Intercept on September 26, 2023).
(e)(2)	Confidentiality Agreement, dated July 10, 2023, between Intercept Pharmaceuticals, Inc. and Alfasigma S.p.A. (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on the Schedule TO).
(e)(3)	Intercept Pharmaceuticals, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Form 10-Q filed by Intercept on August 3, 2022).

Exhibit No.	Description
(e)(4)	Intercept Pharmaceuticals, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Intercept on August 2, 2023).
(e)(5)	Form of Stock Option Grant Notice and Agreement for Directors (incorporated by reference to Exhibit 10.13 to the Form 10-Q filed by Intercept on August 3, 2022).
(e)(6)	Form of Stock Option Grant Notice and Agreement for Employees and Consultants (incorporated by reference to Exhibit 10.12 to the Form 10-Q filed by Intercept on August 3, 2022).
(e)(7)	Form of Restricted Stock Unit Award Grant Notice and Agreement for Directors (incorporated by reference to Exhibit 10.15 to the Form 10-Q filed by Intercept on August 3, 2022).
(e)(8)	Form of Restricted Stock Unit Award Grant Notice and Agreement for Employees and Consultants (incorporated by reference to Exhibit 10.14 to the Form 10-Q filed by Intercept on August 3, 2022).
(e)(9)	Form of Performance Stock Unit Grant Notice and Agreement (incorporated by reference to Exhibit 10.16 to the Form 10-Q filed by Intercept on August 3, 2022).
(e)(10)	2022 Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Intercept on January 31, 2022).
(e)(11)	2022 Cash Incentive Plan — Form of Performance-Based Award Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Intercept on January 31, 2022).
(e)(12)	2023 Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Intercept on February 2, 2023).
(e)(13)	2023 Cash Incentive Plan — Form of Performance-Based Award Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Intercept on February 2, 2023).
(e)(14)	Employment Agreement, effective April 14, 2017, between Intercept Pharmaceuticals, Inc. and David Ford (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Intercept on August 3, 2017).
(e)(15)	Amended and Restated Employment Agreement, dated as of December 9, 2020, between Intercept Pharmaceuticals, Inc. and Jerome Durso (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Intercept on December 10, 2020).
(e)(16)	Employment Agreement, effective as of December 18, 2020, between Intercept Pharmaceuticals, Inc. and Jared Freedberg (incorporated by reference to Exhibit 10.21 to the Form 10-K filed by Intercept on February 25, 2021).
(e)(17)	Employment Agreement, effective February 15, 2021, between Intercept Pharmaceuticals, Inc. and Linda Richardson (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Intercept on May 6, 2021).
(e)(18)	Employment Agreement, effective May 17, 2021, between Intercept Pharmaceuticals, Inc. and Andrew Saik (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Intercept on July 29, 2021).
(e)(19)	Employment Agreement, effective June 2, 2021, between Intercept Pharmaceuticals, Inc. and M. Michelle Berrey (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Intercept on July 29, 2021).
(e)(20)	Employment Agreement, effective April 21, 2022, between Intercept Pharmaceuticals, Inc. and Rocco Venezia (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by Intercept on May 6, 2022).
(e)(21)	Form of Indemnification Agreement for directors and executive officers of Intercept Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.7 to the Form S-1 filed by Intercept on September 4, 2012, Registration No. 333-183706).

*
Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:   October 11, 2023
Intercept Pharmaceuticals, Inc.
By:
/s/ Jerome Durso

Name:
Jerome Durso

Title:
President and Chief Executive Officer

Annex I
Execution Version 745 Seventh Avenue New York, NY 10019 United States
September 26, 2023
Board of Directors
Intercept Pharmaceuticals, Inc.
305 Madison Avenue,
Morristown, NJ 07960
Members of the Board of Directors:
We understand that Intercept Pharmaceuticals, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Alfasigma S.p.A. (“Parent”) pursuant to which (a) Interstellar Acquisition Inc., a wholly owned subsidiary of Parent (“Purchaser”), will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), other than (i) Shares held by the Company (or held in the Company’s treasury) or (ii) Shares held by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser (clauses (i) and (ii), collectively, the “Excluded Shares”), at a price of $19.00 per Share, net to the seller in cash, without interest (the “Consideration”) and (b) as soon as practicable following consummation of the Offer, Purchaser will be merged with and into the Company in the manner provided by Section 251(h) of the Delaware General Corporation Law (the “Merger”), as a result of which the Company will become a wholly owned subsidiary of Parent and each Share outstanding immediately prior to the effective time of the Merger (other than any Excluded Shares or Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among Parent, Purchaser and the Company, to be dated on or about September 26, 2023 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.
We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.
In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of September 25, 2023, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company’s common stock from September 25, 2022 to September 25, 2023 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.
We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.
Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders from a financial point of view.
We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have not received investment banking fees from either the Company or Parent in the past two years.
Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with the Proposed Transaction.
Very truly yours,
/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

Annex II
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
September 26, 2023
The Board of Directors
Intercept Pharmaceuticals, Inc.
305 Madison Ave
Morristown, NJ 07960
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Intercept Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $19.00 per Share net to the seller in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Alfasigma S.p.A., an Italian società per azioni (“Parent”), Interstellar Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (a) for Purchaser to commence a tender offer to acquire all of the Shares (other than Shares held by the Company (or held in the Company’s treasury) or Shares held by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser) (the “Tender Offer”) at a price of $19.00 per Share, net to the seller in cash without interest, for each Share accepted and (b) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser and (iii) Dissenting Shares (as defined in the Agreement) (the Shares referred to in clauses (i), (ii) and (iii) together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $19.00 per Share in cash, without interest, (the $19.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent during such period. We may provide financial
The Board of Directors
Intercept Pharmaceuticals, Inc.
September 26, 2023

advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 25, 2023 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such

The Board of Directors
Intercept Pharmaceuticals, Inc.
September 26, 2023

matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC